Exhibit 10.1

PURCHASE AND ASSUMPTION AGREEMENT

dated as of

December 17, 2006

among

CITIZENS BANKING CORPORATION

and

REPUBLIC BANK

and

FIRST PLACE BANK

List of Schedules

Schedule 1.1(a)	List of Branch Leases

Schedule 1.1(b)	Branches/Real Properties

Schedule 1.1(c)	Other Loans

Schedule 1.1(d)	List of Personal Property Leases

Schedule 2.1(a)(iii)	List of Personal Property

Schedule 2.4(b)	Excluded IRA Account Deposits

Schedule 3.5(b)	Form of Bill of Sale

Schedule 3.5(c)	Form of Assignment and Assumption Agreement

Schedule 3.5(d)	Form of Assignment of Lease and Assumption

Schedule 3.5(e)	Form of Certificate of Officer

Schedule 3.6(d)	Form of Certificate of Officer

Schedule 4.11	Information Regarding Loans

Schedule 5.3	Approvals and Consents

Schedule 5.5	Consents for Branch Leases

Schedule 5.6	Litigation and Undisclosed Liabilities

Schedule 5.7	Regulatory Matters

Schedule 5.12	Deposits - Compliance with Laws and Contracts

Schedule 5.13	Environmental Matters

Schedule 5.15(b)	Violations of Owned Real Property

Schedule 5.15(c)	Proceedings Against Branches or Owned Real Property

Schedule 5.15(d)	Agreements Regarding Owned Real Property

Schedule 5.16	Labor Relations

Schedule 7.1	Activity in the Ordinary Course

Schedule 7.2	Monthly Financial Reporting

v

Schedule 7.11	Material Defects

Schedule 8.4(a)	List of Employees and Related Information

Schedule 8.4(b)(i)	Branch Employee 2006 Base Salary

This PURCHASE AND ASSUMPTION AGREEMENT, dated as of December 17, 2006 (“Agreement”), among Citizens Banking Corporation (“Citizens”) and, together with Republic Bank and its successors (“Republic Bank” and together with Citizens, “Seller”) and First Place Bank (“Purchaser”). First Place Financial Corp., a Delaware corporation and parent of Purchaser (“Parent”), is executing this Agreement solely for purposes of Section 12.6.

RECITALS

A. Seller. Citizens is a Michigan corporation with its principal office located in Flint, Michigan, and Republic Bank is a Michigan banking corporation with its principal office located in Ann Arbor, Michigan.

B. Purchaser. Purchaser is a federal savings association with its principal office located in Warren, Ohio.

C. The Merger. Citizens and Republic Bancorp Inc., a Michigan corporation (“Republic”), have proposed to merge (the “Merger”) pursuant to the terms of an Agreement and Plan of Merger, dated as of June 26, 2006 and as amended on October 19, 2006 (the “Merger Agreement”), by and between Citizens and Republic. As a result of the Merger, Republic will merge with and into Citizens, and the subsidiaries of Republic, including Republic Bank, will become subsidiaries of Citizens.

In connection with the consummation of the Merger, Purchaser desires to acquire from Seller, and Seller desires to sell to Purchaser, certain banking operations of Republic Bank in the State of Michigan, in accordance with and subject to the terms and conditions of this Agreement.

Purchaser understands and acknowledges that if the P&A Transaction (as defined below) shall not be consummated on or before the one hundred eightieth (180th) calendar day following the Merger, such banking operations will be transferred to an independent trustee for disposition.

D. Continuation of Service. Purchaser and Seller each intend to continue providing retail and business banking services in the geographic regions served by the Branches (as defined below) to be acquired by Purchaser under this Agreement, subject to certain restrictions agreed to by Seller and set forth herein.

NOW, THEREFORE, in consideration of the premises and the mutual promises and obligations set forth herein, the parties agree as follows:

ARTICLE 1

CERTAIN DEFINITIONS

1.1 Certain Definitions. The terms set forth below are used in this Agreement with the following meanings:

“Accrued Interest” means, as of any date, (a) with respect to a Deposit, interest which is accrued on such Deposit to but excluding such date and not yet posted to the relevant deposit account and (b) with respect to a Loan, interest which is accrued on such Loan to but excluding such date and not yet paid.

“ACH Direct Deposit Cut-Off Date” has the meaning set forth in Section 4.3.

“Additional Loans” means the Loans originated at the Branches after the date hereof through the fifth Business Day prior to the Closing Date that Purchaser, in its sole discretion, shall have the exclusive right and option to purchase from Seller and thereby added to Schedule 1.1(c) at Closing pursuant to Section 3.11.

“Additional Loan Information” has the meaning set forth in Section 3.11.

“Adjusted Payment Amount” has the meaning set forth in Section 3.3.

“Adjustment Date” has the meaning set forth in Section 3.3.

“Affiliate” means any person that directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such person. As used in this definition, the term “person” shall be broadly interpreted to include, without limitation, any corporation, company, partnership, trust, association, individual, group or other entity or organization.

“Affiliated Group” means any affiliated group within the meaning of Code § 1504(a) or any similar group defined under a similar provision of state, local, or foreign law.

“Agreement” means this Purchase and Assumption Agreement, including all schedules, exhibits and addenda, each as amended from time to time in accordance with Section 12.9(b).

“Allocation” has the meaning set forth in Section 3.10(a).

“Assets” has the meaning set forth in Section 2.1(a).

“Assignment and Assumption Agreement” has the meaning set forth in Section 3.5(c).

“BHC Act” means the Bank Holding Company Act of 1956, as amended together with the rules and regulations promulgated thereunder.

“Branch Employees” means the employees of Republic Bank working at the Branches at the Closing Date, subject to any transfers permitted pursuant to Section 7.1, any new hires and any replacement in the ordinary course of business of employees who may leave Republic Bank’s employ between the date hereof and the Closing Date.

“Branch Leases” means the leases under which Republic Bank leases land and/or buildings used as Branches, including without limitation ground leases which are listed on Schedule 1.1(a) hereto.

“Branches” means each of the banking offices of Republic Bank at the locations identified on Schedule 1.1(b) hereto.

“Business Day” means a day on which banks are generally open for business in Michigan and which is not a Saturday or Sunday.

“Cash on Hand” means, as of any date, all petty cash, vault cash, teller cash, on-premise ATM cash, prepaid postage and cash equivalents held at a Branch.

“Citizens” has the meaning set forth in the first paragraph of the Agreement.

“Closing” and “Closing Date” refer to the closing of the P&A Transaction, which is to be held at such time and date as provided in Article 3 hereof.

“Code” means the Internal Revenue Code of 1986, as amended, together with the rules and regulations promulgated thereunder.

“Consumer Loan” shall mean home equity loans secured by 1-4 family residential real property and auto loans secured by a first lien on an automobile, but excluding any nonperforming home equity or auto loans that are ninety (90) days or more delinquent.

“Davison Branch Lease” has the meaning set forth in Section 7.4.

“Davison Consent” has the meaning set forth in Section 5.5.

“Davison Replacement” has the meaning set forth in Section 7.4.

“Deposit-Related Loans” means all loans secured by a Deposit as of the close of business on the Closing Date that are linked to an open account and are not sixty (60) or more calendar days delinquent as of the Closing Date.

“Deposit(s)” means deposit liabilities with respect to deposit accounts booked by Republic Bank at the Branches or allocated by Republic Bank to the Branches, as of the close of business on the

Closing Date, which constitute “deposits” for purposes of the Federal Deposit Insurance Act, 12 U.S.C. § 1813, including collected and uncollected deposits and Accrued Interest, but excluding (a) deposit liabilities with respect to accounts booked by Republic Bank at any Branch and under or pursuant to any judgment, decree or order of any court; (b) deposit liabilities with respect to accounts registered in the name of a trust for which Republic Bank serves as trustee, including all Keogh Accounts (other than IRA Account deposit liabilities); (c) deposit liabilities with respect to accounts booked by Republic Bank at any Branch for which Republic Bank serves as guardian or custodian, including all Keogh Accounts (other than IRA Account deposit liabilities); and (d) Excluded IRA Account Deposits.

“Draft Closing Statement” means a draft closing statement, prepared by Seller, as of the close of business on the third (3rd) Business Day preceding the Closing Date setting forth an estimated calculation of both the Purchase Price and the Estimated Payment Amount.

“Encumbrances” means all mortgages, claims, charges, liens, encumbrances, easements, limitations, restrictions, commitments and security interests, except for statutory liens securing tax or assessments that are not yet due and that were incurred in the ordinary course of business and do not secure indebtedness for borrowed money, including without limitation liens in favor of mechanics or materialmen, which do not materially detract from the value or materially and adversely affect the current use of the properties or assets subject thereto or affected thereby and except for obligations pursuant to applicable escheat and unclaimed property laws relating to the Escheat Deposits.

“Environmental Hazard” means the presence of any Hazardous Substance, Petroleum, or friable Asbestos-Containing Material (ACM) constituting either a “Recognized Environmental Condition” as defined in ASTM Standard 1527-05, including section 3.2.74, or a material violation of applicable Environmental Laws, or a material hazard to the health or safety of employees or customers regulated by applicable Environmental Law.

“Environmental Law” means any Federal, state, or local law, statute, rule, regulation, code, rule of common law, order, judgment, decree, injunction or agreement with any Federal, state, or local governmental authority, (a) relating to the protection, preservation or restoration of the environment (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource) or to human health or safety, including worker safety or (b) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of petroleum or hazardous substances, in each case as amended and now in effect. Environmental Laws include, without limitation, the Clean Air Act (42 U.S.C. §7401 et seq.); the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (42 U.S.C. §9601 et seq.); the Superfund Amendment and Reauthorization Act; the Resource Conservation and Recovery Act (42 U.S.C. §6901 et seq.); the Solid Waste Disposal Act; the Toxic Substances Control Act; the Insecticide Fungicide and Rodenticide Act; the Federal Water Pollution Control Act (33 U.S.C. §1251 et seq.); and the Occupational Safety and Health Act (29 U.S.C. §651 et seq.).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Escheat Deposits” means, as of any date, Deposits and safe deposit box contents, in each case held on such date at the Branches which become subject to escheat, in the calendar year in which the Closing occurs, to any governmental authority pursuant to applicable escheat and unclaimed property laws.

“Estimated Payment Amount” has the meaning set forth in Section 3.2(a).

“Estimated Purchase Price” means the Purchase Price as set forth on the Draft Closing Statement.

“Excluded IRA Account Deposits” has the meaning set forth in Schedule 2.4(b).

“Excluded Liabilities” has the meaning set forth in Section 2.2(b).

“FDIA” means the Federal Deposit Insurance Act, as amended.

“FDIC” means the Federal Deposit Insurance Corporation.

“Federal Funds Rate” on any day means the per annum rate of interest (rounded upward to the nearest 1/100 of 1%) which is the weighted average of the rates on overnight federal funds transactions arranged on such day or, if such day is not a Business Day, the previous Business Day, by federal funds brokers computed and released by the Federal Reserve Bank of New York (or any successor) in substantially the same manner as such Federal Reserve Bank currently computes and releases the weighted average it refers to as the “Federal Funds Effective Rate” at the date of this Agreement.

“Federal Reserve Board” means the Board of Governors of the Federal Reserve System.

“FedWire Direct Deposit Cut-off Date” has the meaning set forth in Section 4.3.

“Final Closing Statement” means a final closing statement, prepared by Seller, on or before the thirtieth (30th) calendar day following the Closing Date setting forth both the Purchase Price and the Adjusted Payment Amount.

“Flushing Replacement” has the meaning set forth in Section 4.2

“GAAP” has the meaning set forth in Section 1.2.

“Hazardous Substance” means any substance, whether liquid, solid or gas (a) listed, identified, designated or classified as hazardous, toxic, radioactive or dangerous or otherwise regulated under Environmental Law; (b) which, applying criteria specified in any Environmental Law, is hazardous or toxic; or (c) the use or disposal, or any manner or aspect of management or handling, of which is regulated under Environmental Law. Such definition shall include Asbestos Containing Material (greater than one percent asbestos) and petroleum and petroleum products.

“Indemnity Threshold” has the meaning set forth in Section 11.1(e).

“IRA” means an “individual retirement account” or similar account created by a trust for the exclusive benefit of any individual or his beneficiaries in accordance with the provisions of Section 408 of the Code.

“IRS” means the Internal Revenue Service.

“Keogh Account” means a trust account created for the benefit of employees (some or all of whom are owner-employees) and that complies with the provisions of Section 401 of the Code.

“Lease Assignment” has the meaning set forth in Section 3.5(d).

“Liabilities” has the meaning set forth in Section 2.2.

“Loan Documents” means the Loan files and all documents included in Republic Bank’s file or imaging system with respect to a Loan including, without limitation, loan applications, notes, security agreements, deeds of trust, collectors notes, appraisals, credit reports, disclosures, titles to collateral (titles to cars, boats, etc.), all verifications (including employment verification, deposit verification, etc.), loan agreements including building and loan agreements, guarantees, pledge agreements, financing statements, intercreditor agreements, participation agreements, sureties and insurance policies (including title insurance policies) and all written modifications, waivers and consents relating to any of the foregoing.

“Loans” means, collectively, the Consumer Loans, Deposit-Related Loans, Overdraft Loans and Other Loans listed and described on Schedule 1.1(d), plus any Additional Loans as may be added to Schedule 1.1(d) pursuant to Section 3.11, if any; provided, however, that “Loans” do not include the interest of any participants in such Loans or Loans that have been the subject of securitizations.

“Loss” means the amount of losses, liabilities, damages (including forgiveness or cancellation of obligations) and reasonable expenses (including reasonable expenses of investigation and reasonable attorneys’ fees and expenses in connection with any action, suit or proceeding not involving the parties hereto or their affiliates) incurred or suffered by the indemnified party or its Affiliates in connection with the matters described in Section 11.1, reduced by (A) any amounts actually recovered by the indemnified party under third party insurance policies or third party indemnification obligations or other rights of recovery with respect to such Losses, net of any deductible or any other expense incurred by the party entitled to indemnification for the applicable in obtaining such recovery, and (B) the amount of any net Tax benefit actually realized resulting from the incurrence or payment of such Losses, and increased by the amount of any net Tax cost incurred as a result of the receipt of such indemnity payments (grossed up for such increase).

“Material Adverse Effect” means event, development, change or event (a) with respect to Seller, which is materially adverse to the business, financial condition or results of operations of the business represented by the Branches, the Assets and Liabilities, taken as a whole (excluding any effect arising out of or resulting from (i) changes, after the date hereof, in generally accepted accounting principles or regulatory accounting requirements applicable to banks or savings associations and their holding companies generally, (ii) changes, after the date hereof, in laws, rules or regulations of general applicability or interpretations thereof by courts or governmental agencies or authorities, (iii) changes, after the date hereof, in global, local or national political conditions or in general global, local or national economic or market conditions affecting banks or their holding companies generally (including changes in interest or exchange rates) except to the extent that any such changes have a disproportionate adverse effect such business and operations, (iv) public disclosure or consummation of the transactions contemplated hereby, including the impact thereof on customers, suppliers, licensors and employees, or (v) the commencement, occurrence, continuation or intensification of any war, sabotage, armed hostilities or acts of terrorism not directly involving the Assets), or which would prevent, impair or delay the ability of Seller to timely consummate the P&A Transaction as contemplated by this Agreement or to perform its obligations hereunder, and (b) with respect to Purchaser, which would have a material adverse effect on the ability of Purchaser to perform any of its financial or other obligations under this Agreement, including the ability of Purchaser to timely consummate the P&A Transaction as contemplated by this Agreement or to perform its obligations hereunder.

“Material Defect” has the meaning set forth in Section 7.10(a).

“Obligor” has the meaning set forth in Section 5.9(a)(i).

“Order” has the meaning set forth in Section 9.1(b).

“Other Loans” means the loans to the borrowers described on Schedule 1.1(c) to be attached hereto (including loan commitments referred to thereon).

“Overdraft Loans” means unsecured overdraft loans, including negotiable order of withdrawal line of credit accounts, relating to the Deposits, as of the close of business on the Closing Date, plus Accrued Interest, which do not exceed the applicable credit limit and are linked to any open account.

“Owned Real Property” means Real Property where Republic Bank owns both the real property and improvements thereon that are used for Branches.

“P&A Transaction” means the purchase and sale of Assets and the assumption of Liabilities described in Sections 2.1 and 2.2.

“Parent” has the meaning set forth in the first paragraph of the Agreement.

“Personal Property” means all of the personal property of Republic Bank located in the Branches consisting of the trade fixtures, shelving, other leasehold improvements, furnishings (including furniture), on-premises ATMs (excluding Seller licensed software), equipment, security systems, safe deposit boxes (exclusive of contents), vaults, sign structures (exclusive of signage containing any trade name, trademark or service mark, if any, of Seller, Citizens, Republic or any of their respective Affiliates), supplies and other personal property which are owned by Seller and located at the Branches, excluding any items consumed or disposed of in the ordinary course of business consistent with past practice, but including new items acquired or obtained, in the ordinary course of the operation of the Branches through the Closing Date; provided, however, that the foregoing shall not include any such property subject to a Personal Property Lease.

“Personal Property Leases” means the leases under which Republic Bank leases certain property in the Branches that would be “Personal Property” but for the proviso to such defined term, and which lease agreement relates only to one or more of the Branches and not to any other facilities of Republic Bank or its Affiliates and are listed on Schedule 1.1(d).

“POS” has the meaning set forth in Section 4.9.

“Prepaid Expenses” means any operating costs or other expenses relating to the operation of the Branches after the Closing Date which were paid by Seller on or prior to the Closing Date, except as otherwise provided herein.

“Property Taxes” has the meaning set forth in Section 8.2.

“Purchase Price” has the meaning set forth in Section 2.3.

“Purchaser” has the meaning set forth in the first paragraph of the Agreement.

“Real Property” means the parcels of real property on which the Branches listed on Schedule 1.1(b) are located, including any improvements thereon, which Schedule 1.1(b) indicates whether or not such real property is Owned Real Property or a Branch Lease.

“Records” means all records and original documents, or where reasonable and appropriate copies thereof, in Republic Bank’s possession that pertain to and are used by Republic Bank to administer, reflect, monitor, evidence or record information respecting the business or conduct of the Branches (including transaction tickets through the Closing Date and all records for closed accounts located in Branches and excluding any other transaction tickets and records for closed accounts) and all such records and original documents, or where reasonable and appropriate copies thereof, regarding the Assets, or the Deposits, including all such records maintained on electronic or magnetic media in the electronic database system of Republic Bank reasonably accessible by Branch, or to comply with the applicable laws and governmental regulations to which the Deposits are subject, including but not limited to applicable unclaimed property and escheat laws.

“Regulatory Approvals” means all material approvals, authorizations, waivers or consents of, or notices to, any governmental agencies or authorities required to consummate the P&A Transaction, including the following: (i) approvals under Section 18(c) and 18(d) of the FDIA; (ii) any required approvals of and/or notices to the Michigan Office of Financial and Insurance Services; and (iii) expiration of the waiting period provided for in Section 18(c) of the FDIA.

“Republic Bank” has the meaning set forth in the first paragraph of the Agreement.

“Returned Items” has the meaning set forth in Section 4.10(e).

“Safe Deposit Agreements” means the agreements relating to safe deposit boxes located in the Branches.

“Seller’s Knowledge” or other similar phrases means information that is (a) actually known to any executive officer of Seller (after reasonable inquiry) with respect to the Branches, the Assets, Liabilities and the Seller Employees or (b) as to a particular Branch, actually known to the on-site manager of the Branch in question or (c) contained in environmental reports that were obtained by Seller.

“Seller Severance Plan” has the meaning set forth in Section 8.4(d).

“Straddle Period” has the meaning set forth in Section 8.1.

“Tax Returns” means any return or other report required to be filed with a taxing authority with respect to any Tax, including any declaration of estimated Tax and information returns.

“Taxes” means any federal, state, local, or foreign taxes, including but not limited to taxes on or measured by income, estimated income, franchise, capital stock, employee’s withholding, non-resident alien withholding, backup withholding, social security, occupation, unemployment, disability, value added taxes, taxes on services, real property, personal property, sales, use, excise, transfer, gross receipts, inventory and merchandise, business privilege, and other taxes imposed by any taxing authority, including any interest, penalties, or additions to tax imposed with respect thereto.

“Termination Fee” has the meaning set forth in Section 10.2(a).

“Transaction Account” means any account at a Branch in respect of which deposits therein are withdrawable in practice upon demand or upon which third party drafts may be drawn by the depositor, including checking accounts, negotiable order of withdrawal accounts and money market deposit accounts.

“Transfer Taxes” has the meaning set forth in Section 8.2.

“Transferred Employees” means Branch Employees who accept offers of employment from Purchaser or an Affiliate of Purchaser as contemplated in Section 8.4.

1.2 Accounting Terms. All accounting terms not otherwise defined herein shall have the respective meanings assigned to them in accordance with consistently applied generally accepted accounting principles as in effect from time to time in the United States of America (“GAAP”).

1.3 Interpretation. All references in this Agreement to Articles or Sections are references to Articles or Sections of this Agreement, unless some other reference is clearly indicated. The definition of a term expressed in the singular also applies to that term as used in the plural and vice versa. The word “including” as used herein shall mean “including without limitation.” The rule of construction against the draftsman shall not be applied in interpreting and construing this Agreement.

ARTICLE 2

THE P&A TRANSACTION

2.1 Purchase and Sale of Assets. (a) Subject to the terms and conditions set forth in this Agreement, at the Closing, Seller shall cause Republic Bank to grant, sell, convey, assign, transfer and deliver to Purchaser, and Purchaser shall purchase and accept from Republic Bank, all of Republic Bank’s right, title and interest, as of the Closing Date, in and to the following (collectively, the “Assets”):

(i) Cash on Hand;

(ii) the Owned Real Property;

(iii) the Personal Property set forth on Schedule 2.1(a)(iii) and the Personal Property Leases set forth on Schedule 1.1(d);

(iv) the Loans, the collateral for the Loans, the Loan Documents and servicing rights related to the Loans pursuant to Section 2.5;

(v) the Branch Leases;

(vi) the Safe Deposit Agreements;

(vii) 50% of the FDIC insurance premium refund relating to the Deposits, up to a maximum of $125,000 (with a corresponding dollar-for-dollar reduction in the Purchase Price if and to the extent such refund is not legally transferable by Seller);

(viii) the Records; and

(ix) the rights of action and claims related to the Assets, except to the extent relating to Excluded Liabilities.

(b) Purchaser understands and agrees that it is purchasing only the Assets (and assuming only the Liabilities) specified in this Agreement and, except as expressly provided in this Agreement, Purchaser has no interest in or right to any other business relationship which Seller or their Affiliates may have with any customer of the Branches. No credit card relationships are being sold. No right to the use of any sign, trade name, trademark or service mark, if any, of Seller, Citizens, Republic or any of their respective Affiliates is being sold.

2.2 Assumption of Liabilities. (a) Subject to the terms and conditions set forth in this Agreement, at the Closing, Purchaser agrees to assume and thereafter pay, perform and discharge the duties and responsibilities of Republic Bank (whether accrued, contingent or otherwise) that are incurred after the Closing, only with respect to the following (collectively, the “Liabilities”):

(i) the Deposits, including IRA Accounts to the extent contemplated by Section 2.4;

(ii) the Branch Leases, except for environmental work undertaken by Seller pursuant to Section 7.11;

(iii) the Personal Property Leases;

(iv) the Safe Deposit Agreements;

(v) the Loans, and the servicing of the Loans pursuant to Section 2.5;

(vi) the fees for which Purchaser is responsible under Sections 3.9 and 8.2, and any Taxes with respect to the Assets or the Branches for any taxable period (or portion thereof) that begins after the Closing Date; and

(vii) the obligations assumed by Purchaser under Section 8.4 of this Agreement, which under no circumstance shall include any liability for any employment, change-in-control or other severance agreement or any payments under any Seller bonus or incentive program.

(b) Notwithstanding anything to the contrary in this Agreement, Purchaser shall not assume or be bound by any duties, responsibilities, obligations or liabilities of Seller, Republic or of any of their Affiliates, of any kind or nature, known, unknown, contingent or otherwise, including, without limitation, those (i) that do not relate to the Assets or the Liabilities; (ii) attributable to any acts or omissions to act taken or omitted to be taken by Seller (or any of its Affiliates) prior to the Closing Date in violation of any applicable laws, contracts or fiduciary duties; (iii) attributable to any causes of action, claims, suits or proceedings or violations of law or regulation attributable to any acts or omissions to act taken or omitted to be taken by Seller (or any of its Affiliates) prior to the Closing Date; (iv) for any Liability of Seller for Taxes other than the items set forth in Section 2.2(a)(vi); (v) for any Transfer Taxes or other costs and expenses arising in connection with the consummation of the transactions contemplated hereby for which Seller is responsible, including Sections 3.9 and 8.2; (vi) for any Liability of Seller for income Taxes arising in connection with the consummation of the transactions contemplated hereby (including any income Taxes arising because Seller is transferring the Assets); (vii) for any Liability of Seller for the unpaid Taxes of any Person under Treasury Regulation §1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise; (viii) any obligation of Seller to indemnify any person or entity by reason of the fact that such person or entity was a director, officer, employee, or agent of Seller or any of its Affiliates or was serving at the request of any such entity as a partner, trustee, director, officer, employee, or agent of another entity (whether such indemnification is for judgments, damages, penalties, fines, costs, amounts paid in settlement, losses, expenses, or otherwise and whether such indemnification is pursuant to any statute, charter document, bylaw, agreement, or otherwise); (ix) for any Liability of Seller or any Affiliate for costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby; (x) for any Liability or obligation of Seller under this Agreement; (xi) any matters excluded pursuant to Section 7.11; (xii) relating or arising out of any deposit excluded under the definition of Deposit, including Keogh Account deposits; or (xiii) arising from circumstances, events or conditions prior to the Closing Date and not expressly assumed hereunder (collectively the “Excluded Liabilities”).

2.3 Purchase Price. Subject to Sections 2.1(a)(vii) and 7.11(b), the purchase price (“Purchase Price”) for the Assets shall be the sum of:

(a) An amount equal to 5% (8.5% in the case of the Flushing Replacement, if any, and 10.0% in the case of the Davison Replacement, if any, as provided in Section 7.4) of the average daily balance of the Deposits for the period commencing fourteen (14) calendar days prior to and inclusive of the day prior to the Closing Date and ending on the day prior to the Closing Date;

(b) The aggregate amount of Cash on Hand as of the Closing Date;

(c) The aggregate net book value of the Personal Property, as reflected on the books of Republic Bank as of the close of business of the month-end day most recently preceding the Closing Date;

(d) The aggregate net book value of Owned Real Property as reflected on the books of Republic Bank as of the close of business of the month-end day most recently preceding the Closing Date

(e) The amount of the unpaid principal balance of the Loans (excluding all Additional Loans) as of the close of business on the Closing Date, multiplied by 0.9660, plus the amount of Accrued Interest as of the Closing Date on Loans that are not thirty (30) or more days past due; and

(f) If acquired by Purchaser, the amount of the unpaid principal balance of the Additional Loans as of the close of business on the Closing Date, plus the amount of Accrued Interest as of the Closing Date on Loans that are not thirty (30) or more days past due.

2.4 Assumption of IRAs. (a) With respect to Deposits in IRAs, Seller will use reasonable best efforts to cooperate with Purchaser in taking any action reasonably necessary to accomplish either the appointment of Purchaser as successor custodian or the delegation to Purchaser (or to an Affiliate of Purchaser) of Republic Bank’s authority and responsibility as custodian of all such IRA deposits (except self-directed IRA deposits), including, but not limited to, sending to the depositors thereof appropriate notices, cooperating with Purchaser (or such Affiliate) in soliciting consents from such depositors, and filing any appropriate applications with applicable regulatory authorities. If any such delegation is made to Purchaser (or such Affiliate), Purchaser (or such Affiliate) will perform all of the duties so delegated and comply with the terms of Republic Bank’s agreement with the depositor of the IRA deposits affected thereby.

(b) If, notwithstanding the foregoing, as of the Closing Date, Purchaser shall be unable to retain deposit liabilities in respect of an IRA, such deposit liabilities, which shall be set forth on Schedule 2.4(b), shall be excluded from Deposits for purposes of this Agreement and shall constitute “Excluded IRA Account Deposits.” All Keogh Accounts and deposits related thereto shall remain the obligation of Seller after the Closing.

2.5 Sale and Transfer of Servicing. (a) The Loans shall be sold on a servicing-released basis. As of the Closing Date, all rights, obligations, liabilities and responsibilities with respect to the servicing of the Loans after the Closing Date shall be assumed by Purchaser. Republic Bank shall be discharged and indemnified by Purchaser from all liability with respect to servicing of the Loans after the Closing Date and Purchaser shall not assume and shall be discharged and indemnified by Republic Bank from all liability with respect to servicing of the Loans on or prior to the Closing Date.

ARTICLE 3

CLOSING PROCEDURES; ADJUSTMENTS

3.1 Closing. (a) The Closing will be held at the offices of Seller, at 328 S. Saginaw Street, Flint, Michigan, or such other place as may be agreed to by the parties.

(b) Subject to the satisfaction or, where legally permitted, the waiver of the conditions set forth in Article IX, the Closing Date shall be April 27, 2007 following the receipt of all Regulatory Approvals and the expiration of all related statutory waiting periods, except as otherwise provided in the next sentence of this Section 3.1(b). Unless the parties agree pursuant to Section 4.10(a) that the conversion of the data processing with respect to the Branches and the Assets and Liabilities will be performed other than on the weekend immediately following the Closing Date, the Closing Date shall be a Friday and the conversion will be completed prior to the opening of business on the following Monday.

3.2 Payment at Closing. (a) At Closing, Seller shall pay to Purchaser the amount by which the aggregate balance (including Accrued Interest) of the Deposits exceeds the Estimated Purchase Price (the “Estimated Payment Amount”) as set forth on the Draft Closing Statement as reasonably agreed prior to Closing upon between Seller and Purchaser.

(b) All payments to be made hereunder by Seller to Purchaser shall be made by wire transfer of immediately available funds (in all cases to an account specified in writing by Purchaser, as the case may be, to the other not later than the third (3rd) Business Day prior to the Closing Date) on or before 12:00 noon Flint, Michigan time on the date of payment.

(c) If any instrument of transfer contemplated herein shall be recorded in any public record before the Closing and thereafter the Closing does not occur, then at the request of such transferring party the other party will deliver (or execute and deliver) such instruments and take such other action as such transferring party shall reasonably request to revoke such purported transfer.

3.3 Adjustment of Purchase Price. (a) On or before 12:00 noon Flint, Michigan time on the thirtieth (30th) calendar day following the Closing Date (the “Adjustment Date”), Seller shall deliver to Purchaser the Final Closing Statement and shall make available such work papers, schedules and other supporting data used to calculate and prepare the Final Closing Statement and as may be reasonably requested by Purchaser to enable it to verify the amounts set forth in the Final Closing Statement. The Final Closing Statement shall also set forth the amount (the “Adjusted Payment Amount”) by which the aggregate amount of Deposits (including Accrued Interest) shown on the Final Closing Statement differs from the Estimated Purchase Price.

(b) The determination of the Adjusted Payment Amount shall be final and binding on the parties hereto on the thirtieth (30th) calendar day after receipt by Purchaser of the Final Closing Statement, unless Purchaser shall notify Seller in writing of its disagreement with any amount included therein or omitted therefrom, in which case, if the parties are unable to resolve the disputed items within ten (10) Business Days of the receipt by Seller of notice of such disagreement, such items shall be determined by a nationally recognized independent accounting firm selected by mutual agreement between Seller and Purchaser; provided, however, that in the event the fees of such firm, as estimated by such firm, would exceed fifty percent (50%) of the net amount in dispute, the parties agree that such firm will not be engaged by either party and that such net amount in dispute will be equally apportioned between Seller and Purchaser. Such accounting firm shall be instructed to resolve the disputed items within ten (10) Business Days of engagement, to the extent reasonably practicable. The determination of such accounting firm shall be final and binding on the parties hereto. The fees of any such accounting firm shall be divided equally between Seller and Purchaser. Seller and Purchaser agree to fully cooperate with and provide any information requested by such accounting firm.

(c) On or before 12:00 noon Flint, Michigan time on the fifth (5th) Business Day after the Adjusted Payment Amount shall have become final and binding or, in the case of a dispute, the date of the resolution of the dispute pursuant to subsection 3.3(b) above, Seller shall pay to Purchaser an amount equal to the amount by which the Adjusted Payment Amount exceeds the Estimated Payment Amount, plus interest on such excess amount from the Closing Date to but excluding the payment date, at the Federal Funds Rate or, if the Estimated Payment Amount exceeds the Adjusted Payment Amount, Purchaser shall pay to Seller an amount equal to such excess, plus interest on such excess amount from the Closing Date to but excluding the payment date, at the Federal Funds Rate. Any payments required by Section 3.4 shall be made contemporaneously with the foregoing payment.

3.4 Proration; Other Closing Date Adjustments. Except as otherwise specifically provided in this Agreement, it is the intention of the parties that Seller will operate the Branches for its own account until 11:59 p.m., Eastern Standard Time, on the Closing Date, and that Purchaser shall operate the Branches, hold the Assets and assume the Liabilities for its own account after the Closing Date. For purposes of this Agreement, certain items of income and credits will be prorated between the parties as provided below. The items that will be prorated at Closing include, without limitation: (i) rental payments and security deposits under the Branch Leases; (ii) Property Taxes; (iii) FDIC deposit insurance assessments; (iv) trustee or custodian fees on IRA Accounts; (v) pre-paid expenses and items and accrued but unpaid liabilities and expenses, as of the close of business on the Closing Date; (vi) safe deposit rental payments previously received by Seller; and (vii) utility, water and sewer charges, assessments and maintenance, shall be prorated between Purchaser and Seller as of the close of business on the Closing Date such that as of 11:59 p.m., Eastern Standard Time, on the Closing Date all such items related to the operation of the Branches on and prior to the Closing Date shall be paid by Seller and all such items related to the operation of the Branches after the Closing Date shall be paid by Purchaser to be settled by such parties on the Closing Date. Items of proration will be handled by the parties at Closing as an adjustment to the Purchase Price, unless otherwise agreed to by the parties.

3.5 Seller Deliveries. At the Closing (or, in the case of the documents referenced in clauses (j) and (i) below, within twenty-four (24) hours of the Closing Date), Seller shall or shall cause Republic Bank to, as applicable, deliver to Purchaser:

(a) The deeds and all other instruments of conveyance as may be necessary to sell, transfer and convey all right, title and interest in and to the Owned Real Property to Purchaser free and clear of all Encumbrances;

(b) A bill of sale in substantially the form of Schedule 3.5(b) pursuant to which the Personal Property shall be transferred to Purchaser;

(c) An assignment and assumption agreement in substantially the form of Schedule 3.5(c), with respect to the Liabilities (the “Assignment and Assumption Agreement”);

(d) Subject to Section 7.4, lease assignment and assumption agreements in substantially the form of Schedule 3.5(d), with respect to each of the Branch Leases (the “Lease Assignments”);

(e) An Officer’s Certificate in substantially the form of Schedule 3.5(e);

(f) Subject to Section 7.4, copies of the consents of the landlords/lessors to the assignment of the Branch Leases by Seller to Purchaser;

(g) The Draft Closing Statement;

(h) Republic Bank’s resignation as trustee or custodian, as applicable, with respect to each IRA included in the Deposits and designation of Purchaser as successor trustee or custodian with respect thereto, as contemplated by Section 2.4;

(i) A certification of non-foreign status meeting the requirements of Treasury Regulation 1.1445-2(b)(2), duly executed and acknowledged, substantially in the form of the sample certificates set forth in Treasury Regulation Section 1.1445-2(b)(2)(iv);

(j) Seller’s keys to the safe deposit boxes and all other records as exist and are in Seller’s possession or control related to the safe deposit box business at the Branches;

(k) Seller’s files and records related to the Loans, the Loan Documents and the collateral for the Loans as exist and are in the possession or control of Seller as provided in Section 3.7;

(l) Seller’s records related to the Deposits assumed by Purchaser as exist and are in the possession or control of Seller;

(m) The contract, agreements, leases and other documentation related to the Assets and Liabilities;

(n) The Cash on Hand;

(o) Such other Assets to be purchased as shall be capable of physical delivery;

(p) A certified copy of the resolutions of the boards of directors of Seller approving the transactions contemplated by this Agreement; and

(q) Such other documents as the parties determine are reasonably necessary to consummate the P&A Transaction as contemplated hereby.

3.6 Purchaser Deliveries. At the Closing, Purchaser shall deliver to Citizens or Republic Bank, as applicable:

(a) The Assignment and Assumption Agreement;

(b) Purchaser’s acceptance of its appointment as successor trustee or custodian, as applicable, of the IRAs included in the Deposits and assumption of the fiduciary obligations of the trustee or custodian with respect thereto, as contemplated by Section 2.4;

(c) The Lease Assignments and such other instruments and documents as any landlord under a Branch Lease may reasonably require as necessary or desirable for providing for the assumption by Purchaser of a Branch Lease, each such instrument and document in form and substance reasonably satisfactory to the parties and dated as of the Closing Date;

(d) An Officer’s Certificate in substantially the form of Schedule 3.6(d);

(e) A certified copy of a resolution of the board of directors of Purchaser approving the transactions contemplated by this Agreement; and

(f) Such other documents as the parties determine are reasonably necessary to consummate the P&A Transaction as contemplated hereby.

3.7 Delivery of the Loan Documents. (a) Not later than 24 hours following the Closing Date, Republic Bank shall deliver to Purchaser or its designee the Loan Documents (reasonably organized and cataloged), in the medium (including imaged documents) then maintained by Republic Bank. Seller shall have no responsibility or liability for the Loan Documents from and after the time such files are delivered by Republic Bank to Purchaser or to an independent third party designated by Purchaser for shipment to Purchaser, the cost of which shall be the sole responsibility of Seller.

(b) Promptly upon execution of this Agreement, Purchaser shall provide Seller with the exact name to which the Loans are to be endorsed, or whether any Loans should be endorsed in blank. Seller will use its reasonable best efforts to complete such endorsements and deliver the Loan Documents, along with appropriate assignments of real property security instruments in recordable form and assignments of financing statements, at the Closing.

3.8 Collateral Assignments and Filing. Seller shall take all such reasonable actions as requested by Purchaser to assist Purchaser in obtaining the valid perfection of a lien or security interest in the collateral, if any, securing each Loan sold on the Closing Date in favor of Purchaser or its designated assignee as secured party. Any such action shall be at the sole expense of Purchaser, and Purchaser shall reimburse Seller for all reasonable third party costs incurred in connection therewith.

3.9 Owned Real Property Filings. On or prior to the Closing Date, Seller and Purchaser shall file or record, or cause to be filed or recorded, any and all documents necessary in order that the legal and equitable title to Owned Real Property as provided herein be duly vested in Purchaser. Any Transfer Taxes shall be paid as provided in Section 8.2 and all escrow closing costs shall be borne one-half by Seller and one-half by Purchaser.

3.10 Allocation of Purchase Price.

(a) No later than sixty (60) calendar days after the Closing Date, Purchaser shall deliver to Citizens a statement setting forth an allocation of the Purchase Price paid in respect of the Assets (for federal, state and local Tax purposes) in accordance with the rules under Section 1060 of the Code (the “Allocation”). Citizens shall timely deliver all such documents, forms and other information as Purchaser may reasonably request to prepare such Allocation. Purchaser and Citizens shall comply with all substantive and procedural requirements of Section 1060 and any regulations thereunder, and the allocation shall be adjusted if and to the extent necessary to comply with the requirements of Section 1060. Citizens shall have a period of ten (10) Business Days following receipt of the Allocation in which to review the Allocation and raise any objections that Citizens may have. Unless Citizens timely objects, the Allocation shall become binding on the parties without further adjustment. If Citizens timely objects, Citizens and Purchaser shall negotiate in good faith to resolve the disagreement during the ten-day period following Citizens’ notice. If the disagreement is not resolved during such ten-day period, the dispute shall be referred to an independent accounting firm selected mutually by Purchaser and Citizens and such Allocation shall be modified by any resolution and thereupon such Allocation shall become final and binding. Purchaser and Citizens shall jointly bear the costs of such independent accounting firm.

(b) The parties agree to file their federal income Tax Returns and their other Tax Returns (including any forms or reports required to be filed pursuant to Section 1060 of the Code or any provisions of state and local law) reflecting such allocation and shall take no position contrary thereto unless required to do so pursuant to a determination (as defined in Section 1313(a) of the Code). Purchaser and Seller shall promptly inform each other of any challenge by any governmental authority to the Allocation and agree to consult with and keep each other reasonably informed with respect to the status of and any material discussion, proposal or submission with respect to, any challenge.

3.11 Additional Loans. Promptly following the date hereof the parties will agree on a schedule and process for providing the relevant information relating to Additional Loans (“Additional Loan Information”) originated at the Branches after the date hereof through the fifth Business Day prior to the Closing Date (with Additional Loan Information provided to Purchaser not less frequently than monthly and not later than the second (2nd) Business Day prior to the Closing Date) such that Purchaser deems reasonably necessary to enable it to determine whether to designate such Loans as “Additional Loans.” The parties will further agree on a schedule for Purchaser to designate Loans as “Additional Loans,” which shall occur not later than the fifth (5th) Business Day following the date that the applicable Additional Loan Information was provided to Purchaser and not later than the close of business on the day preceding the Closing Date. Unless the parties otherwise agree, Loans originated after the fifth (5th) Business Day prior to the Closing Date shall not be Additional Loans. Any Loans originated after the date hereof that Purchaser does not designate as Additional Loans pursuant to the agreed upon process shall not be Loans, Additional Loans, Liabilities or Assets and may, without regard to any other provisions of this Agreement (including Section 7.1), be transferred by Seller to another Seller banking branch, together with any related servicing or other rights or collateral.

ARTICLE 4

TRANSITIONAL MATTERS

4.1 Transitional Arrangements. Seller and Purchaser agree to cooperate and to proceed as follows to effect the transfer of account record responsibility for the Branches:

(a) Not later than thirty (30) calendar days after the date of this Agreement, Seller will meet with Purchaser to investigate, confirm and agree upon mutually acceptable transaction settlement procedures and specifications, files, procedures and schedules, for the transfer of account record responsibility; provided, however, that Seller shall not be obligated under this Agreement to provide Purchaser any information regarding Seller’s relationship with the customers outside of the relevant Branch (e.g., other customer products, householding information).

(b) Not later than twenty (20) calendar days after the date of this Agreement, Seller shall deliver to Purchaser the specifications and conversion sample files.

(c) From time to time prior to the Closing, after Purchaser has tested and confirmed the conversion sample files, Purchaser may request and Seller shall provide standard core system de-conversion files, including, without limitation, complete name and address, account masterfile, ATM account number information, applicable transaction and stop/hold/caution information, account-to-account relationship information and any other related information with respect to the Deposits and the Other Loans.

(d) Upon the reasonable request of Purchaser, Seller will use its reasonable best efforts to cooperate with Purchaser and will make available at Purchaser’s reasonable request prior to the Closing Date a reasonable number of technical personnel for consultation with Purchaser concerning matters other than the matters referred to in this Section 4.1.

4.2 Customers. (a) Not later than thirty (30) calendar days nor earlier than sixty (60) calendar days prior to the Closing Date (except as otherwise required by applicable law):

(i) Republic Bank will notify the holders of Deposits to be transferred on the Closing Date that, subject to the terms and conditions of this Agreement, Purchaser will be assuming liability for such Deposits; and

(ii) each of Republic Bank and Purchaser shall provide, or join in providing where appropriate, all notices to customers of the Branches and other persons that Republic Bank or Purchaser, as the case may be, is required to give under applicable law or the terms of any other agreement between Republic Bank and any customer in connection with the transactions contemplated hereby.

A party proposing to send or publish any notice or communication pursuant to this Section 4.2 shall furnish to the other party a copy of the proposed form of such notice or communication at least five (5) calendar days in advance of the date of the first mailing, posting, or other dissemination thereof to customers, and shall not unreasonably refuse to amend such notice to incorporate any changes that the other such party proposes as necessary to comply with applicable law. All costs and expenses of any notice or communication sent or published by Purchaser or Republic Bank shall be the responsibility of the party sending such notice or communication and all costs and expenses of any joint notice or communication shall be shared equally by Seller and Purchaser. As soon as reasonably practicable and in any event within fifteen (15) calendar days after the date hereof, Seller shall provide to Purchaser a report of the names and addresses of the owners of the Deposits, the borrowers on the Loans and the lessees of the safe deposit boxes as of the date hereof in connection with the mailing of such materials. No communications by Purchaser, and no communications by Seller outside the ordinary course of business, to any such owners, borrowers or lessees shall be made prior to the Closing Date except as provided in this Agreement or otherwise agreed to by the parties in writing.

(b) Following the giving of any notice described in paragraph (a) above, Purchaser and Republic Bank shall deliver to each new customer at any of the Branches such notice or notices as may be reasonably necessary to notify such new customers of Purchaser’s pending assumption of liability for the Deposits and to comply with applicable law. As soon as reasonably practicable after the date of this Agreement, Seller will provide Purchaser with account information, including complete mailing addresses for each of the depositors of the Deposits, as of a recent date, and upon reasonable request shall provide an updated version of such records; provided, however, that Seller shall not be obligated to provide such updated records more than twice.

(c) Notwithstanding the provisions of Section 7.5, neither Purchaser nor Seller shall object to the use by depositors of the Deposits of payment orders issued to or ordered by such depositors on or prior to the Closing Date, which payment orders bear the name, or any logo, trademark, service mark or proprietary mark, of Seller, Citizens, Republic or any of their respective Affiliates.

4.3 Direct Deposits. Seller will transfer to Purchaser on the Closing Date all of those automated clearing house (“ACH”) and FedWire direct deposit arrangements related (by agreement or other standing arrangement) to the Deposits that are in Seller’s ACH warehouse system and will use its reasonable best efforts to so transfer all other such arrangements. For a period of three (3) months following the Closing Date, in the case of ACH direct deposits to accounts containing Deposits (the final Business Day of such period being the “ACH Direct Deposit Cut-Off Date”), Seller shall transfer to Purchaser all received ACH Direct Deposits at 9:00 a.m. Eastern Standard Time each Business Day and ACH warehouse transaction information will be provided to Purchaser no later than 9:00 a.m. Eastern Standard Time on the Business Day following the date of Seller’s receipt of the applicable information. Such transfers shall contain Direct Deposits effective for that Business Day only. On each Business Day, for a period of thirty (30) calendar days following the Closing Date (the final Business Day of such period being the “FedWire Direct Deposit Cut-Off Date”), FedWires received by Seller shall be returned (as soon as is practicable after receipt) to the originator with an indication of Purchaser’s correct Wire Room contact information and an instruction that such wire should be sent to Purchaser. Compensation for ACH direct deposits or FedWire direct deposits not forwarded to Purchaser on the same Business Day as that on which Republic Bank has received such deposits will be handled in accordance with the applicable rules established by the United States Council on International Banking. After the respective ACH Direct Deposit Cut-Off Date or FedWire Direct Deposit Cut-Off Date, Seller may discontinue accepting and forwarding ACH and FedWire entries and funds and return such direct deposits to the originators marked “Account Closed.” Seller and its Affiliates shall not be liable for any overdrafts that may thereby be created. Purchaser and Seller shall agree on a reasonable period of time prior to the Closing during which Seller will no longer be obligated to accept new direct deposit arrangements related to the Branches. At the time of the ACH Direct Deposit Cut-Off Date, Purchaser will provide ACH originators with account numbers relating to the Deposits.

4.4 Direct Debits. As soon as practicable after execution of this Agreement and after the notice provided in Section 4.2(a), Purchaser shall send appropriate notice to all customers having accounts constituting Deposits, the terms of which provide for direct debit of such accounts by third parties, instructing such customers concerning the transfer of customer direct debit authorizations from Republic Bank to Purchaser. Such notice shall be in a form reasonably agreed to by the parties hereto. For a period of three (3) months following the Closing, Republic Bank shall transfer to Purchaser all received direct debits on accounts constituting Deposits at 9:00 a.m. Eastern Standard Time each Business Day. Such transfers shall contain Direct Debits effective for that Business Day only. Thereafter, Republic Bank may discontinue forwarding such entries and return them to the originators marked “Account Closed.” Purchaser and Seller shall agree on a reasonable period of time prior to the Closing during which Republic Bank will no longer be obligated to accept new direct debit arrangements related to the Branches. On the Closing Date, Purchaser shall provide ACH originators of such Direct Debits with account numbers relating to the Deposits.

4.5 Escheat Deposits. No currently escheated deposits are being sold. After Closing, Purchaser shall be solely responsible for the proper reporting and transmission to the appropriate governmental authority of Escheat Deposits.

4.6 Access to Records. From and after the Closing Date, each of the parties shall permit the other reasonable access to any applicable Records in its possession relating to matters arising on or before the Closing Date and reasonably necessary in connection with any claim, action, litigation or other proceeding involving the party requesting access to such Records or in connection with any legal obligation owed by such party to any present or former depositor or other customer, subject to confidentiality requirements. All Records, whether held by Purchaser or Republic Bank, shall be maintained for such periods as are required by law, unless the parties shall agree in writing to a longer period.

4.7 Interest Reporting and Withholding. (a) Unless otherwise agreed to by the parties, Republic Bank will report to applicable taxing authorities and holders of Deposits, with respect to the period from January 1 of the year in which the Closing occurs through the Closing Date, all interest (including dividends and other distributions with respect to money market accounts) credited to, withheld from and any early withdrawal penalties imposed upon the Deposits. Purchaser will report to the applicable taxing authorities and holders of Deposits, with respect to all periods from the day after the Closing Date, all such interest credited to, withheld from and any early withdrawal penalties imposed upon the Deposits. Any amounts required by any governmental agencies to be withheld from any of the Deposits through the Closing Date will be withheld by Republic Bank in accordance with applicable law or appropriate notice from any taxing authority and will be remitted by Republic Bank to the appropriate agency on or prior to the applicable due date. Any such withholding required to be made subsequent to the Closing Date will be withheld by Purchaser in accordance with applicable law or appropriate notice from any taxing authority and will be remitted by Purchaser to the appropriate authority on or prior to the applicable due date.

(b) Unless otherwise agreed by the parties, Republic Bank shall be responsible for delivering to payees all IRS notices and forms with respect to information reporting and tax identification numbers required to be delivered through the Closing Date with respect to the Deposits, and Purchaser shall be responsible for delivering to payees all such notices and forms required to be delivered following the Closing Date with respect to the Deposits.

(c) Unless otherwise agreed by the parties, Republic Bank will make all required reports to applicable taxing authorities and to obligors on Loans purchased on the Closing Date, with respect to the period from January 1 of the year in which the Closing occurs through the Closing Date, concerning all interest and points received by Republic Bank. Purchaser will make all required reports to applicable taxing authorities and to obligors on Loans purchased on the Closing Date, with respect to all periods from the day after the Closing Date, concerning all such interest and points received.

4.8 Negotiable Instruments. Seller will remove any supply of Seller’s money orders, official checks, gift checks, travelers’ checks or any other negotiable instruments located at each of the Branches on the Closing Date.

4.9 ATM/Debit Cards; POS Cards. Seller will provide Purchaser with a list of ATM access/debit cards and Point-of-Sale (“POS”) cards issued by Seller to depositors of any Deposits, and a record thereof in a format reasonably agreed to by the parties containing all addresses therefor, as soon as practicable and in no event later than fifteen (15) calendar days after the date of this Agreement and Seller will provide Purchaser with an updated record forty-five (45) calendar days prior to the Closing Date. At or promptly after the Closing, Seller will provide Purchaser with a revised record through the Closing. In instances where a depositor of a Deposit made an assertion of error regarding an account pursuant to the Electronic Funds Transfer Act and Federal Reserve Board Regulation E, and Republic Bank, prior to the Closing, recredited the disputed amount to the relevant account during the conduct of the error investigation, Purchaser agrees to comply with a written request from Republic Bank to debit such account in a stated amount and remit such amount to Republic Bank, to the extent of the balance of funds available in the accounts. Seller agrees to indemnify Purchaser for any claims or losses that Purchaser may incur as a result of complying with such request from Republic Bank. Seller shall not be required to disclose to Purchaser customers’ PINs or algorithms or logic used to generate PINs. Purchaser shall reissue ATM access/debit cards to depositors of any Deposits not earlier than forty-five (45) calendar days nor later than five (5) calendar days prior to the Closing Date, which cards shall be effective as of the day following the Closing Date. Purchaser and Republic Bank agree to settle any and all ATM transactions and POS transactions effected on or before the Closing Date, but processed after the Closing Date, as soon as practicable following the processing thereof.

4.10 Data Processing Conversion for the Branches and Handling of Certain Items. (a) The conversion of the data processing with respect to the Branches and the Assets and Liabilities will be completed on the weekend immediately following the Closing Date unless otherwise agreed to by the parties. Seller and Purchaser agree to cooperate to facilitate the orderly transfer of data processing information in connection with the P&A Transaction. Within ten (10) calendar days of the date of this Agreement, Purchaser and/or its representatives shall be permitted access (subject to the provisions of section 7.2(a)) to review each Branch for the purpose of installing automated equipment for use by Branch personnel. Following the receipt of all Regulatory Approvals (except for the expiration of statutory waiting periods), Purchaser shall be permitted, at its expense, to install and test communication lines, both internal and external, from each site and prepare for the installation of automated equipment on the Closing Date.

(b) As soon as practicable and in no event more than three (3) Business Days after the Closing Date, Purchaser shall mail to each depositor in respect of a Transaction Account (i) a letter approved by Republic Bank requesting that such depositor promptly cease writing Republic Bank’s drafts against such Transaction Account and (ii) new drafts which such depositor may draw upon Purchaser against such Transaction Accounts. The parties hereto shall use their reasonable best efforts to develop procedures that cause Republic Bank’s drafts against Transaction Accounts received after the Closing Date to be cleared through Purchaser’s then-current clearing procedures. During the sixty (60) calendar-day period after the Closing Date, if it is not possible to clear Transaction Account drafts through Purchaser’s then-current clearing procedures, Republic Bank shall make available to Purchaser as soon as practicable all Transaction Account drafts drawn against Transaction Accounts. Republic Bank shall have no obligation to pay such forwarded Transaction Account drafts. Upon the expiration of such sixty (60) calendar-day period, Republic Bank shall cease forwarding drafts against Transaction Accounts.

(c) Any items that were credited for deposit to or cashed against a Deposit prior to the Closing and are returned unpaid on or within ninety (90) calendar days after the Closing Date (“Returned Items”) will be handled as set forth herein. Except as set forth below, Returned Items shall be the responsibility of Republic Bank. If depositor’s bank account at Republic Bank is charged for the Returned Item, Republic Bank shall forward such Returned Item to Purchaser. If upon Purchaser’s receipt of such Returned Item there are sufficient funds in the Deposit to which such Returned Item was credited or any other Deposit transferred at the Closing standing in the name of the party liable for such Returned Item, Purchaser will debit any or all of such Deposits an amount equal in the aggregate to the Returned Item, and shall repay that amount to Republic Bank. If there are not sufficient funds in the Deposit because of Purchaser’s failure to honor holds placed on such Deposit, Purchaser shall repay the amount of such Returned Item to Republic Bank unless Purchaser was not notified of such hold. Any items that were credited for deposit to or cashed against an account at the Branches to be transferred at the Closing prior to the Closing and are returned unpaid more than ninety (90) calendar days after the Closing will be the responsibility of Republic Bank.

(d) During the ninety (90) calendar-day period after the Closing Date, any deposits or other payments received by Purchaser in error shall be returned to Republic Bank within two (2) Business Days of receipt by Purchaser. Payments received by Republic Bank with respect to any Loans shall be forwarded to Purchaser within two (2) Business Days of receipt by Republic Bank.

(e) Prior to the Closing Date, Purchaser will open and maintain two demand deposit accounts with Republic Bank, one for deposits and one for loans/lines, to be used for settlement activity following the Closing Date. Republic Bank will provide Purchaser with a daily statement for these accounts with sufficient detail to permit posting. Purchaser will be responsible for initiating all funding and draw-down activity against these accounts. Purchaser will ensure that all debit (negative) balances are funded no later then one (1) Business Day following the day the account went into a negative status. Activity that will be settled through these accounts will include but not be limited to: items drawn on a Deposit but presented to Republic Bank for payment, ACH transactions, Direct Debit transactions, Returned Items, and payments made to Republic Bank for Loans.

4.11 Information Regarding Loans. Not later than fifteen (15) calendar days prior to the Closing Date, Seller will provide to Purchaser information regarding the Loans on a magnetic disk or other media reasonably acceptable to Purchaser, which shall contain the fields of information included on Schedule 4.11.

4.12 Employee Training. Seller and Purchaser shall cooperate in order to permit Purchaser to train Republic Bank’s employees at the Branches who accept employment with Purchaser, and Seller shall, as mutually scheduled by Seller and Purchaser for reasonably limited periods of time such that Republic Bank’s ongoing operations at the Branches shall not be disrupted, use its reasonable best efforts to excuse such employees from their duties at the Branches for the purpose of training and orientation by Purchaser. Subject to the foregoing, Seller agrees that a minimum of twenty-four (24) hours per employee shall be permitted for such training.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Purchaser as follows, except as set forth in a disclosure schedule of Seller delivered to Purchaser in connection with this execution and delivery of this Agreement:

5.1 Corporate Organization and Authority. Citizens is a Michigan corporation, duly organized and validly existing under the laws of the State of Michigan, and has the requisite power and authority to conduct its business as now being conducted, and is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). Republic Bank is a Michigan banking corporation, duly organized and validly existing under the laws of the State of Michigan, and has the requisite power and authority to conduct its business as now being conducted at the Branches. Seller has the requisite corporate power and authority and has taken all corporate action necessary in order to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Seller and (assuming due authorization, execution and delivery by Purchaser) constitutes the valid and binding obligation of Seller, enforceable against Seller in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and except as the availability of equitable remedies may be limited by general principles of equity).

5.2 No Conflicts. The execution, delivery and performance of this Agreement by Seller does not, and will not, (i) violate any provision of its charter or by-laws or (ii) subject to the consents and approvals set forth on Schedule 5.3, violate or constitute a breach of, or default under, any law, rule, regulation, judgment, decree, ruling or order of any court, government or governmental agency to which Seller is subject or any agreement or instrument of Seller, or to which Seller is subject or by which Seller is otherwise bound, except for such violation(s), breach(es), contravention or default(s) referred to in this clause (ii) which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. Republic Bank has all material licenses, franchises, permits, certificates of public convenience, orders and other authorizations of all federal, state and local governments and governmental authorities necessary for the lawful conduct of its business at each of the Branches as now conducted and, except as would not individually or in the aggregate be reasonably expected to have a Material Adverse Effect, all such licenses, franchises, permits, certificates of public convenience, orders and other authorizations, are valid and in good standing and, to Seller’s Knowledge, are not subject to any suspension, modification or revocation or proceedings related thereto.

5.3 Approvals and Consents. Other than Regulatory Approvals or as set forth on Schedule 5.3, no notices, reports or other filings are required to be made by Seller with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Seller from, any public body, governmental or regulatory authorities of the United States or the several States in connection with the execution and delivery of this Agreement by Seller and the consummation of the transactions contemplated by this Agreement by Seller. Other than the consents and approvals set forth on Schedule 5.3, there are no consents or approvals of any other third party required to be obtained in connection with the execution and delivery of this Agreement by Seller and the consummation of the transactions contemplated by this Agreement by Seller.

5.4 Tenants. There are no tenants of the Real Property.

5.5 Leases. Each Branch Lease and each Personal Property Lease is the valid and binding obligation of Republic Bank, as lessee, and to Seller’s Knowledge, of each other party thereto; and there does not exist with respect to Republic Bank’s obligations thereunder, or, to Seller’s Knowledge, with respect to the obligations of the lessor thereof, any default, or event or condition which constitutes or, after notice or passage of time or both, would constitute a default on the part of Republic Bank or the lessor under any such Branch Lease or Personal Property Lease, except as would not reasonably be expected to have a Material Adverse Effect. Seller has obtained and provided a true and correct copy of the written consent of the lessor for the assignment and transfer to Purchaser of the Branch Lease named “Davison” on Schedule 1.1(a) in accordance with the terms of such Branch Lease (“Davison Consent”). The financial and other terms of the Davison Consent are consistent with the Davison Branch Lease, consistent with Seller’s payment history on such Davidson Branch Lease and do not place any additional financial or other burden on the Purchaser as a result of such assignment. As a result of this written consent of the lessor, subject to the terms thereof, Purchaser will have all rights and obligations under the Branch Leases as the lessee for the “Davison” leased property at Closing. As used in this Section, the term “lessor” includes any sub-lessor of the property to Republic Bank. The Branch Leases give Republic Bank the right to occupy the building and land comprising the related Branch. There are no subleases relating to any Branch created or suffered to exist by Republic Bank, or to Seller’s Knowledge, created or suffered to exist by any other person with respect to any Owned Real Property. Subject to Seller obtaining necessary consents as set forth in Schedule 5.3, the assignment of the Branch Leases and the Personal Property Leases of such property will transfer to Purchaser all of Seller’s rights under such leases.

5.6 Litigation and Undisclosed Liabilities. Except as set forth in Schedule 5.6, there are no actions, complaints, petitions, suits or other proceedings or any decree, injunction, judgment, order or ruling entered, promulgated or pending or, to Seller’s Knowledge, threatened in writing against Republic Bank and affecting any of the Branches or against any of the Branches. Except as set forth in Schedule 5.6, there are no obligations or liabilities (whether or not accrued, contingent or otherwise) or, to Seller’s Knowledge, facts or circumstances that would reasonably be expected to result in any claims against or obligations or liabilities of Republic Bank with respect to the Branches, the Assets or Liabilities that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

5.7 Regulatory Matters. (a) Except as set forth on Schedule 5.7, there are no pending or, to Seller’s Knowledge, threatened disputes or controversies between Seller or Republic and any federal, state or local governmental agency or authority that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

(b) Neither Seller nor any of Seller’s Affiliates has received any indication from any federal, state or local governmental agency or authority that such agency would oppose or refuse to grant a Regulatory Approval and Seller knows of no reason relating to Seller or its Affiliates for any such opposition or disapproval.

(c) Neither Seller nor any of Seller’s Affiliates is a party to any written order, decree, agreement or memorandum of understanding with, or commitment letter or similar submission to, any federal or state regulatory agency or authority charged with the supervision or regulation of depository institutions, nor has any of them been advised by any such agency or authority that it is contemplating issuing or requesting any such order, decree, agreement, memorandum of understanding, commitment letter or submission, in each case which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

5.8 Compliance with Laws. The banking business of the Branches has been conducted in compliance with Republic Bank’s policies and procedures and all federal, state and local laws, regulations, rules and ordinances applicable thereto, except for any failures to comply which do not, individually or in the aggregate, result in a Material Adverse Effect. The Deposit and Overdraft Loans were opened, extended or made, and have been maintained, in accordance in all material respects with all applicable federal and state laws, regulations, rules and orders. All Deposits and deposit accounts were accepted and maintained in accordance in all material respects with all federal, state and local laws, regulations, rules and ordinances applicable thereto.

5.9 Loans. (a) Each Loan:

(i) represents the valid and legally binding obligation of the obligor, maker, co-maker, guarantor, endorser or debtor (such person referred to as an “Obligor”) thereunder, and is evidenced by legal, valid and binding instruments executed by the Obligor, each of which at the time of such execution had capacity to contract, and any signature on any Loan Documents is the true signature of the Obligor on the Loan involved;

(ii) is enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of relating to or affecting creditors’ rights and to general equity principles;

(iii) (A) was originated or purchased by Republic Bank in conformity in all material respects with applicable laws and regulations; and its principal balance as shown on Seller’s books and records is true and correct as of the date indicated therein, (B) to the extent secured is secured by a valid and enforceable Lien in the collateral therefor, which Lien is assignable and has the priority reflected in Republic Bank’s records and (C) contains customary and enforceable provisions such that the rights and remedies of the holder thereof shall be adequate for the practical realization against any collateral therefor;

(iv) complies with all applicable requirements of federal, state, and local laws, and regulations thereunder; and

(v) the servicing practices of Republic Bank used with respect to the Loan have been customary industry practices in all material respects and have been in compliance in all material respects with all applicable requirements of federal, state and local laws and regulations thereunder.

(b) The Seller has all corporate, banking and other lawful power and authority to hold the Loans and has valid and marketable title to the Loans free and clear of all Encumbrances. The Seller has the requisite authority to sell and assign its Loans to Purchaser as contemplated hereby and, upon assignment, Purchaser will have the rights of Seller with respect to the Loans in accordance with the terms and conditions thereof.

(c) (i) the documentation relating to each Loan accurately reflects the payment history through the applicable date thereof, the outstanding balance of the Loan as of the date indicated therein, and all receipts pertaining to the Loan from the Obligor(s) thereof and all credits to which such Obligor(s) are entitled as of the date indicated therein, (ii) with respect to each Loan that is secured, Seller has a valid and enforceable lien on the collateral described in the documents relating to such Loan, and such lien has the priority described in Seller’s loan files relating to such Loans (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and except as the availability of equitable remedies may be limited by general principles of equity), (iii) no taxes or other liability of Seller shall accrue against or be collected from Purchaser out of any Loan by reason of the purchase thereof by Purchaser, (iv) Seller has paid or caused to be paid any and all license, franchise, intangible, stamp or other tax or fee due and owing to any state where a Loan originated, or any political subdivision thereof, arising from or relating to the acquisition, collection or holding of any Loan, and (v) neither Seller nor any of its agents, officers, employees or representatives has been guilty of any civil or criminal fraud with respect to the creation of any Loan or with respect to the transfer, assignment and sale of the same to Purchaser hereunder.

(d) Except as set forth in Sections 5.9(a), (b) and (c) above, Seller makes no representation or warranty of any kind to Purchaser relating to the Loans including, without limitation, with respect to (i) the due execution, legality, validity, enforceability, genuineness, sufficiency, value or collectibility of the Loans or any documents, instrument or agreement in the loan file, including, without limitation, documents granting a security interest in any collateral relating to a Loan, (ii) any representation, warranty or statement made by an Obligor or other party in or in connection with any Loan, (iii) the financial condition or creditworthiness of any primary or secondary Obligor under and Loan or any guarantor or surety or other Obligor thereof, (iv) the performance of the Obligor or compliance with any of the terms or provisions of any of the documents, instruments and agreements relating to any Loan, (v) inspecting any of the property, books or records of any obligor, or (vi) any of the warranties set forth in Section 3-417 of the Uniform Commercial Code.

5.10 Records. The Records respecting the operations of the Branches and the Assets and Liabilities accurately reflect in all material respects as of their respective dates the net book value of the Assets and Liabilities being transferred to Purchaser hereunder. The Records include all customary Branch, customer and customer-related information reasonably necessary to service the Deposits and Loans on an ongoing basis and as may be required under applicable law.

5.11 Title to Assets. Subject to the terms and conditions of this Agreement, on the Closing Date Purchaser will acquire valid and marketable title to all of the Assets, free and clear of any Encumbrances.

5.12 Deposits. Except as set forth in Schedule 5.12, all of the Deposit and Overdraft Loans have been administered, originated or extended in compliance in all material respects with the documents governing the relevant type of Deposit account and all applicable laws. The Deposits are insured by the FDIC through the Deposit Insurance

Fund to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due.

5.13 Environmental Laws; Hazardous Substances. (a) Except as disclosed on Schedule 5.13, each parcel of Real Property:

(i) is and has been operated by Republic Bank in material compliance with all applicable Environmental Laws;

(ii) Neither Seller nor Republic Bank has received any written notice from any governmental authority or other person alleging the violation of or liability under, any applicable Environmental Laws;

(iii) is not currently subject to any court order, administrative order or decree arising under any Environmental Law (in the case of any Branch Lease, the foregoing is made to the Seller’s Knowledge);

(iv) has not been used for the disposal of Hazardous Substances and is not contaminated with any Hazardous Substances requiring remediation or response under any applicable Environmental Law (in the case of any Branch Lease, the foregoing is made to the Seller’s Knowledge);

(v) does not contain friable asbestos-containing material (ACM), unless such ACM has been properly contained through engineering controls and/or a properly conducted program of operation and maintenance (O&M) for such O&M (in the case of any Branch Lease, the foregoing is made to the Seller’s Knowledge);

(vi) the only use of Hazardous Substances has been in such amounts and types as is lawful under Environmental Law (in the case of any Branch Lease, the foregoing is made to the Seller’s Knowledge); and

(vii) to Seller’s Knowledge, has not had any releases, emissions, or discharges of Hazardous Substances except as permitted under applicable Environmental Laws.

(b) Seller has made available to Purchaser correct and complete copies of all existing Phase I, Phase II and other environmental assessments, reviews, audits and similar reports and all material written information pertaining to actual or potential liabilities arising under Environmental Laws relating to Real Property.

5.14 Brokers’ Fees. Seller has not employed or contracted with any broker or finder or incurred any liability for any brokerage fees, commission, finders’ fees or other like payment in connection with the transactions contemplated by this Agreement, except for fees and commissions for which Seller shall be solely liable.

5.15 Owned Real Property.

(a) Seller will convey good and marketable title, such as is insurable by any reputable title insurance company, to the Owned Real Property, free and clear of all Encumbrances. The Seller will maintain in effect (at the equal or greater coverages) from the date of this Agreement until the Closing Date, all property, liability, fire and casualty insurance in effect as of the date hereof with regard to its Owned Real Property, including the structures, leasehold improvements and other Personal Property (or replacement insurance with an insurance carrier of equal or greater rating). There are no tax abatements applicable to any of the Owned Real Properties.

(b) Except as set forth on Schedule 5.15(b), Republic Bank has not received any written notice of a current violation, citations, summonses, subpoenas, compliance orders, directives, suits, other legal process, or other written notice of potential liability under applicable zoning, building, fire and other applicable laws and regulations relating to the Owned Real Property.

(c) Except as set forth on Schedule 5.15(c), Republic Bank has not received any written notice of any actual or pending condemnation proceeding relating to the Branches or Owned Real Property.

(d) Except as set forth on Schedule 5.15(d), neither Republic Bank nor any of its Affiliates has entered into any agreement regarding the Owned Real Property, and the Owned Real Property is not subject to any claim, demand, suit, lien, proceeding or litigation of any kind, pending or outstanding, or to Seller’s Knowledge, threatened, which would be binding upon Purchaser or its successors or assigns or materially affect or limit Purchaser’s or its successors’ or assigns’ use and enjoyment of the Owned Real Property or which would materially limit or restrict Purchaser’s right or ability to enter into this Agreement and consummate the sale and purchase contemplated hereby.

5.16 Labor Relations. Seller, with respect to the Branch Employees, is not a party to, or bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is it the subject of a proceeding asserting that it has committed an unfair labor practice (within the meaning of the National Labor Relations Act or any other similar or comparable state law) or seeking to compel it to bargain with any labor organization as to wages and conditions of employment, nor is there any strike or other labor dispute involving it, pending or, to Seller’s Knowledge, threatened. To Seller’s Knowledge there is no activity involving a union attempting to organize the Branch Employees or the Branch Employees seeking to certify a collective bargaining unit. Except as set forth on Schedule 5.16, no Branch Employee is a party to any individual contract, written or oral, express or implied, for the employment of the Branch Employee or the provision of severance or change of control benefits. To Seller’s Knowledge, Seller has complied in all material respects with all applicable federal and state laws, regulations, rules and orders governing the Branch Employees. Except as set forth on Schedule 5.16, there have not been any transfers, promotions or terminations of any employees working in the Branches in the past six (6) months. There are no complaints, claims, actions, hearings or other proceedings (whether formal or informal) pending or threatened, relating to the employment of any Branch Employee, and there have been no such complaints, claims, actions, hearings or other proceedings at any time with any Branch Employee which has not been previously disclosed in the Branch Employee employee files made available to Purchaser.

5.17 Personal Property.

Republic Bank has valid title to its Personal Property, free and clear of all Encumbrances and has the right to sell, convey, transfer, assign and deliver to Purchaser all of the Personal Property. The Personal Property is in good operating condition in all material respects, ordinary wear and tear excepted.

5.18 Tax Matters.

(a) Seller and each of its Affiliates has timely filed all income Tax and all other material Tax Returns that it was required to file with respect to the Branches or the Assets. All such Tax Returns were correct and complete in all material respects. All material Taxes owed by Seller or any of its Affiliates (whether or not shown or required to be shown on any Tax Return) with respect to the Branches or the Assets have been paid. Neither Seller nor any of its Affiliates currently is the beneficiary of any extension of time within which to file any Tax Return with respect to the Branches or the Assets. No claim has ever been made by any taxing authority in a jurisdiction where Seller or any of its Affiliates does not file Tax Returns that it is or may be subject to taxation by that jurisdiction with respect to the Branches or the Assets. There are no Liens on any of the Branches or the Assets of Seller that arose in connection with any failure (or alleged failure) to pay any Tax, other than statutory liens for Taxes that are not yet due.

(b) There is no dispute or claim concerning any Tax Liability of Seller and any of its Affiliates with respect to the Branches or the Assets claimed or raised by any taxing authority in writing.

(c) Neither Seller nor any of its Affiliates has (i) waived any statute of limitations in respect of Taxes or (ii) agreed to any extension of time with respect to a Tax assessment or deficiency, in each case, with respect to the Branches or the Assets, that will be binding on the Purchaser after the Closing.

(d) Seller is not a party to any Tax allocation or sharing agreement with respect to the Branches or the Assets.

5.19 Limitations on Representations and Warranties. Seller makes no representations or warranties to Purchaser in this Agreement or in any agreement, instrument or other document executed in connection with any of the transactions contemplated hereby or provided or prepared pursuant hereto or in connection with any of the transactions contemplated hereby:

(a) As to whether, or the length of time during which, any accounts will be maintained by the depositors at the Branches after the Closing Date;

(b) Except to the extent otherwise set forth in this Agreement, as to the creditworthiness, credit history or financial condition of any Obligor; or

(c) Any other matter not expressly addressed herein.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Seller as follows:

6.1 Corporate Organization and Authority. Purchaser is a federal savings association, duly organized and validly existing under the laws of the United States and has the requisite power and authority to conduct its business as currently conducted and as contemplated to be conducted at the Branches. Purchaser has the requisite corporate power and authority and has taken all corporate action necessary in order to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Purchaser and (assuming due authorization, execution and delivery by Seller) constitutes the valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and except as the availability of equitable remedies may be limited by general principles of equity).

6.2 No Conflicts. The execution, delivery and performance of this Agreement by Purchaser does not, and will not, (i) violate any provision of its charter or by-laws or (ii) subject to Regulatory Approvals, violate or constitute a breach of, or default under, any law, rule, regulation, judgment, decree, ruling or order of any court, government or governmental authority to which Purchaser is subject or any agreement or instrument of Purchaser, or to which Purchaser is subject or by which Purchaser is otherwise bound, except for such violation, breach, contravention or default referred to in this Section 6.2(ii) which, individually or in the aggregate, would not be reasonably expected to have a Material Adverse Effect.

6.3 Approvals and Consents. Other than Regulatory Approvals, no notices, reports or other filings are required to be made by Purchaser with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Purchaser from, any governmental or regulatory authorities of the United States or the several States in connection with the execution and delivery of this Agreement by Purchaser and the consummation of the transactions contemplated hereby by Purchaser, the failure to make or obtain any or all of which, individually or in the aggregate, would be reasonably expected to have a Material Adverse Effect.

6.4 Regulatory Matters. (a) Except as previously disclosed in writing to Seller, there are no pending or, to Purchaser’s knowledge, threatened disputes or controversies between Purchaser and any federal, state or local governmental agency or authority that, individually or in the aggregate, would be reasonably expected to have a Material Adverse Effect.

(b) Neither Purchaser nor any of its Affiliates has received any indication from any federal or state governmental agency or authority that such agency would oppose or refuse to grant a Regulatory Approval or impose a Burdensome Condition.

(c) Neither Purchaser nor any of its Affiliates is a party to any written order, decree, agreement or memorandum of understanding with, or commitment letter or similar submission to, any federal or state regulatory agency or authority charged with the supervision or regulation of depository institutions, nor has Purchaser been advised by any such agency or authority that it is contemplating issuing or requesting any such order, decree, agreement, memorandum of understanding, commitment letter or submission, in each case which, individually or in the aggregate, would be reasonably expected to have a Material Adverse Effect.

(d) Purchaser is, and on a pro forma basis giving effect to the P&A Transaction, will be, (i) at least “well capitalized,” as defined for purposes of the FDIA, and (ii) in compliance with all capital requirements, standards and ratios required by each state or federal bank regulator with jurisdiction over Purchaser, including, without limitation, any such higher requirement, standard or ratio as shall apply to institutions engaging in the acquisition of insured institution deposits, assets or branches, and no such regulator is likely to, or has indicated that it may, condition any of the Regulatory Approvals upon an increase in Purchaser’s capital or compliance with any capital requirement, standard or ratio.

(e) Purchaser has no reason to believe that it will be required to divest deposit liabilities, branches, loans or any business or line of business as a condition to the receipt of any of the Regulatory Approvals.

(f) Each of the subsidiaries or Affiliates of Purchaser that is an insured depository institution was rated “Satisfactory” or “Outstanding” following its most recent Community Reinvestment Act examination by the regulatory agency responsible for its supervision. Purchaser has received no notice of and has no knowledge of any planned or threatened objection by any community group to the transactions contemplated hereby.

6.5 Litigation and Undisclosed Liabilities. There are no actions, suits or proceedings that have a reasonable likelihood of an adverse determination pending or, to Purchaser’s knowledge, threatened against Purchaser, or obligations or liabilities (whether or not accrued, contingent or otherwise) or, to Purchaser’s knowledge, facts or circumstances that could reasonably be expected to result in any claims against or obligations or liabilities of Purchaser that, individually or in the aggregate, would have a Material Adverse Effect.

6.6 Operation of the Branches. As of the date hereof, Purchaser currently intends to continue to provide retail and business banking services in the geographical area served by the Branches.

6.7 Financing Available. Purchaser has and will have as of the Closing Date available sufficient cash to fund the P&A Transaction. Purchaser’s ability to consummate the transactions contemplated by this Agreement is not contingent on raising any equity capital, obtaining financing therefor, consent of any lender or any other matter relating to funding the P&A Transaction.

6.8 Brokers’ Fees. Purchaser has not employed or contracted with any broker or finder or incurred any liability for any brokerage fees, commissions, finders’ fees or other like payment in connection with the transactions contemplated by this Agreement, except for fees and commissions for which Purchaser shall be solely liable.

ARTICLE 7

COVENANTS OF THE PARTIES

7.1 Activity in the Ordinary Course. (a) Until the Closing Date, except as set forth on Schedule 7.1 or as contemplated hereby, Seller : (i) will, with respect to the Branches, the Assets and Liabilities, use its commercially reasonable efforts to preserve its business relationship with depositors, customers and others having business relationships with its and whose accounts will be retained at the Branches; (ii) will underwrite and administer the Loans in the ordinary course of its business in accordance with its customary practices and applicable laws and regulations; (iii) will maintain the Branches in their current condition, ordinary wear and tear excepted; and (iv) will conduct the business of the Branches and preserve the Assets and Liabilities in the ordinary and usual course of business consistent with past practice.

(b) Also, until the Closing Date, Seller will not, without the prior written consent of Purchaser, which consent shall not be unreasonably withheld or delayed;

(i) Increase or agree to increase the salary, remuneration or compensation of any Branch Employee other than in accordance with Seller’s (or, prior to the Merger, Republic’s) existing policies generally applicable to employees having similar rank or duties in amounts consistent with past practice (however, any such increase shall in no event increase cash compensation for any Branch Employee by more than 5% of his or her then existing compensation), or pay or agree to pay any uncommitted bonus to any Branch Employee other than regular bonuses pursuant to previously existing bonus plans granted at such times and in amounts in the ordinary course of business consistent with past practice (which bonuses, in any event, shall be the responsibility of Citizens), or

(ii) Transfer any Branch Employee to another branch or office of Seller, Republic or any of their respective Affiliates;

(iii) Offer interest rates or terms on any category of deposits at a Branch other than rates and terms determined in a manner not materially inconsistent with Republic Bank’s (and Seller post-Merger) practice with respect to its branches which are not being sold;

(iv) Transfer to or from any Branch to or from any of Republic Bank’s other operations or branches or those of its Affiliates any material Assets or any Deposits, except upon the unsolicited request of a depositor or customer;

(v) Sell, transfer, assign, encumber or otherwise dispose of or enter into any contract, agreement or understanding to sell, transfer, assign, encumber or dispose of any of the Assets (other than use of Cash on Hand in the ordinary course of business consistent with past practice), Deposits or Liabilities existing on the date hereof;

(vi) Sell, transfer, assign, encumber or otherwise dispose of or enter into any contract, agreement or understanding to sell, transfer, assign, encumber or dispose of any Loan;

(vii) Make or agree to make any material improvements to the Owned Real Property, except with respect to commitments for such made on or before the date of this Agreement and normal maintenance or refurbishing purchased or made in the ordinary course of business;

(viii) File any application or give any notice to relocate or close any Branch or relocate or close any Branch;

(ix) Amend, terminate or extend in any material respect any Branch Lease;

(x) Except as permitted by this Section 7.1, knowingly take, or knowingly permit its Affiliates to take, any action (A) impairing Purchaser’s rights in any Deposit or Asset, (B) impairing in any way the ability of Purchaser to collect upon any Loan, or (C) except in the ordinary course of servicing, waiving any material right, whether in equity or at law, that it has with respect to any Loan;

(xi) Agree with, or commit to, any person to do any of the things described in clauses (i) through (x) except as contemplated hereby.

7.2 Access and Confidentiality. (a) Until the Closing Date, Seller shall afford to Purchaser and its officers and authorized agents and representatives access to the properties (including visiting Branches for integration planning purposes), books, records, contracts, documents, files (including all of the Loan files) and other information of or relating to the Assets and Liabilities as Purchaser may reasonably request. Purchaser and

Seller each will identify to the other, within ten (10) calendar days after the date hereof, a selected group of their respective salaried personnel (with the necessary expertise and experience to assist the other party) that shall constitute a “transition group” and will be available to Seller and Purchaser, respectively, at reasonable times (limited to normal operating hours and such additional time as may be reasonably necessary to complete the P&A Transaction) to provide information and assistance in connection with Purchaser’s investigation of matters relating to the Assets and Liabilities. Such transition group will also work cooperatively to identify and resolve issues arising from any commingling of Seller’s records with respect to the Branches with Seller’s records for its other branches and operations not subject to this Agreement as well as other administrative and conversion matters relating to the Branches, the Assets and Liabilities. In addition to members of the transition group, Seller shall provide one management level employee of Seller as a point of contact and information for Purchaser in each of the Branches from the date hereof until the Closing. In addition to the foregoing, Seller and Purchaser shall cooperate to inventory and confirm the Assets and Liabilities during the five (5) Business Days preceding the Closing Date. Seller shall also provide once a month from the date hereof through the Closing Date, a report setting forth the items listed on Schedule 7.2 relating to the Branches. Seller shall furnish Purchaser with such additional financial and operating data and other information about its business operations at the Branches, the Assets and Liabilities as may be reasonably necessary for the orderly transfer of the business operations of the Branches, the Assets and the Liabilities at the Closing to Purchaser. Any investigation pursuant to this Section 7.2 shall be conducted in such manner as not to interfere unreasonably with the conduct of Seller’s business. Notwithstanding the foregoing, Seller shall not be required to provide access to or disclose information where such access or disclosure would violate or prejudice the rights of customers, jeopardize any attorney-client privilege or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto shall use reasonable best efforts to make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) Each party to this Agreement shall hold, and shall cause its respective directors, officers, employees, agents, consultants and advisors to hold, in strict confidence, unless necessary to discharge obligations pursuant to Section 7.3 or unless compelled to disclose by judicial or administrative process or, upon advice of its counsel, by other requirements of law or the applicable requirements of any regulatory agency or relevant stock exchange, all non-public records, books, contracts, instruments, computer data and other data and information (collectively, “Information”) concerning the other party (or, if required under a contract with a third party, such third party) furnished it by such other party or its representatives pursuant to this Agreement (except to the extent that such information was publicly available prior to the date of this Agreement or hereafter becomes publicly available without any violation of this Agreement, was available to the party receiving the information on a non-confidential basis prior to its disclosure by the other party hereto or becomes available from a person (other than the party providing such information in connection herewith) who is not, to the knowledge of the party receiving the information, subject to any legally binding obligation to keep such information confidential), and neither party shall release or disclose such Information to any other person, except its auditors, attorneys, financial advisors, bankers, other consultants and advisors and, to the extent permitted above, to bank regulatory authorities.

7.3 Regulatory Approvals. (a) As soon as practicable and in no event later than thirty (30) calendar days after the date of this Agreement, and assuming the full and timely cooperation and assistance of Seller, Purchaser shall prepare and file any applications, notices and filing required in order to obtain the Regulatory Approvals. Purchaser shall use reasonable best efforts to obtain each such approval as promptly as reasonably practicable and, to the extent possible, in order to permit the Closing to occur as specified in Section 3.1(b). Subject to the terms and conditions of the Merger Agreement, Seller agrees to use its reasonable best efforts to obtain promptly any regulatory approval for the Merger or as otherwise necessary for consummating the transactions contemplated by the Merger Agreement. Seller and Purchaser will use reasonable best efforts to cooperate in connection therewith (including the furnishing of any information and any reasonable undertaking or reasonable commitments which may be required to obtain the Regulatory Approvals). Each party will provide the other with copies of any applications and all correspondence relating thereto prior to filing, other than material filed in connection therewith under a claim of confidentiality. If any regulatory authority shall require the modification of any of the terms and provisions of this Agreement as a condition to granting any Regulatory Approval, the parties hereto will negotiate in good faith to seek a mutually agreeable adjustment to the terms of the transaction contemplated hereby, such agreement not to be unreasonably withheld or delayed.

7.4 Consents. Seller agrees to use reasonable best efforts to obtain from the lessors or any other parties to the Branch Leases the required consents to the assignment of the Branch Leases to Purchaser on the Closing Date, and Purchaser agrees to provide reasonable cooperation in connection therewith (including, e.g., by providing relevant information requested by the applicable lessors or other third parties regarding Purchaser’s financial capability to fulfill the obligations of Branch Leases, but such cooperation by Purchaser shall not include Purchaser agreeing to any amendment to any

Branch Lease, other than to reflect the change of the tenant from Seller to Purchaser). If the required written consent of the lessor or other party to the Branch Lease for the property named “Dort Highway” on Schedule 1.1(a) is not obtained by January 12, 2006, then (i) the Republic Bank branch located at 1559 East Pierson Road, Flushing, Michigan 48433 will be deemed a Branch hereunder and the Assets and Liabilities relating thereto and determined consistent with the terms of this Agreement relating to the branches currently designated as Branches will become subject to this Agreement as provided in the next sentence (the “Flushing Replacement”) , and (ii) the “Dort Highway” branch will no longer be a “Branch” hereunder and the Branch Lease and the Assets and Liabilities of the “Dort Highway” branch office will not be purchased by Purchaser and shall remain with Seller after the Closing. In the event that (i) the Davison Consent is not valid or enforceable against the landlord/lessor for purposes of assigning the Branch Lease for the “Davison” branch office as listed on Schedule 1.1(a)(“Davison Branch Lease”) to Purchaser at the Closing; (ii) the final documentation contemplated by Section 3 of the Davison Consent imposes any new obligation, liability, cost, expense, charge or alteration of tenant’s/lessee’s rights not otherwise expressly set forth in the Branch Lease for the Davison Branch Lease (unless Seller has agreed in writing to the reasonable satisfaction of Purchaser to fully assume and become solely responsible for all direct and consequential obligations, liabilities, damages, costs, expenses and charges that may arise as a result of such new item, provided such new item does not prevent Purchaser from being able to continue to operate such Branch at the location in the ordinary course of business on an uninterrupted basis); (iii) the Davison Branch Lease is not validly and legally assigned to Purchaser on the Closing Date on the same terms as the Davison Consent and the Davison Branch Lease (unless due to a failure of Purchaser to comply with its obligations hereunder); or(iv) a default by either Seller or landlord/lessor exists under the Davison Branch Lease that is not cured prior to Closing (unless, if not cured, Seller agrees in writing to the reasonable satisfaction of Purchaser to fully assume and become solely responsible for all direct and consequential obligations, liabilities, damages, costs, expenses and charges that may arise as a result of such default, provided such default does not prevent Purchaser from being able to continue to operate such Branch at the location in the ordinary course of business on an uninterrupted basis), then if any one of (i) through (iv) above occurs, Seller and Purchaser agree that the Republic Bank branch located at 12770 South Saginaw Road, Grand Blanc, Michigan 48439 (the “Davison Replacement”) will be deemed a Branch hereunder and replace the “Davison” leased property at the Closing in the same manner provided in the prior sentence mutatis mutandis. As between Seller and Purchaser, Seller agrees to pay all costs of landlord/lessor for providing the Davison Consent. It being fully understood by Seller and Purchaser that Closing shall not occur unless either the Davison branch or the Davison Replacement location and their respective related Assets and Liabilities as provided herein is delivered to Purchaser at Closing. If any such required consent cannot be obtained with respect to the Branch Lease of the property located at 2629 West Pierson Road, Flint, Michigan, notwithstanding any other provision hereof, the Assets and Liabilities associated with the subject Branch, other than any such Branch Lease which shall become an Excluded Liability, shall nevertheless be transferred to Purchaser at the Closing and the parties shall negotiate in good faith and Seller shall use reasonable best efforts (such efforts not to include making payments to third parties) to make alternative arrangements reasonably satisfactory to Purchaser. If any required consent is not obtained at Closing for the Branch Lease of the Branch located at 2629 West Pierson Road, Flint, Michigan, the reasonable and actual costs or expenses incurred by Purchaser as a result of having to move or store any tangible Assets located at such property shall be promptly reimbursed by Seller.

7.5 Efforts to Consummate; Further Assurances. (a) Purchaser and Seller agree to use reasonable best efforts to satisfy or cause to be satisfied as soon as practicable their respective obligations hereunder and the conditions precedent to the Closing.

(b) Following the Closing, Republic Bank will duly execute and deliver such assignments, bills of sale, deeds, acknowledgments and other instruments of conveyance and transfer as shall at any time be necessary or appropriate to vest in Purchaser the full legal and equitable title to the Assets.

(c) Subject to Section 4.3, on and after the Closing Date, each party will promptly deliver to the other all mail and other communications properly addressable or deliverable to the other as a consequence of the P&A Transaction; and without limitation of the foregoing, on and after the Closing Date, Republic Bank shall promptly forward any mail, communications or other material relating to the Deposits or the Assets transferred on the Closing Date, including, but not limited to, that portion of any IRS “B” tapes that relates to such Deposits, to such employees of Purchaser at such addresses as may from time to time be specified by Purchaser in writing.

(d) The costs incurred by a party in performing its obligations to the other (x) under Sections 7.5(a) and (c) shall be borne by the initial recipient and (y) otherwise under this Section 7.5 shall be borne by Purchaser.

7.6 Solicitation of Accounts. (a) Until the Closing Date and for an additional two (2) years following the Closing Date, Citizens, Republic Bank and their Affiliates will not solicit or target deposits, loans or other products and services from or to persons or entities who were depositors or borrowers at the Branches on the date hereof and as of the Closing Date, whether by personal contact, by telephone, by facsimile, by mail or other form of solicitation or communication, or in any other way except for general solicitations that are directed to the general public and not directed specially to persons or entities who were depositors or borrowers of the Branches on the date hereof and as of the Closing Date; provided, however, Seller and its Affiliates may solicit depositors and borrowers who as of the Closing Date have existing accounts or loans originating at branches or other offices of Seller and its Affiliates other than Branches if such solicitations result from such depositors’ and borrowers’ customer relationships at such other branches or offices provided that such solicitations are consistent with solicitations of similarly situated customers of Seller and its Affiliates (but in no event shall Seller engage in directed mail or facsimile solicitations with respect to such depositors and borrowers during the term of the restrictions set forth in this Section 7.6); and provided, further, that Seller and its Affiliates may solicit major or statewide depositors (such as, for example, a company with more than one location or the state government or any agency or instrumentality thereof) who are not depositors or borrowers at Branches as of the date hereof without restriction hereunder.

(b) Prior to the Closing Date, Purchaser agrees that it will not attempt to solicit Branch customers through advertising or transact its business in a way which would induce such Branch customers to close any account and open accounts directly with Purchaser or would otherwise result in a transfer of all or a portion of an existing account from Republic Bank to Purchaser or its Affiliates. Notwithstanding the foregoing sentence, Purchaser and its Affiliates shall be permitted to (i) engage in advertising, solicitations or marketing campaigns not directed to or targeted at such Branch customers and not referencing the transactions contemplated hereby, (ii) engage in lending, deposit, safe deposit, trust or other financial services relationships existing as of the date hereof with such Branch customers through other branch offices of Purchaser, (iii) respond to unsolicited inquiries by such Branch customers with respect to banking or other financial services and (iv) provide notices or communications relating to the transactions contemplated hereby in accordance with the provisions hereof.

7.7 Insurance. Seller will maintain in effect until the Closing Date all casualty and public liability policies relating to the Branches, Owned Real Property and the activities conducted thereon and maintained by Seller on the date hereof or to procure comparable replacement policies and maintain such replacement policies in effect until the Closing Date and equal or greater coverage levels. Purchaser shall provide all casualty and public liability insurance for the Branches after the Closing Date.

7.8 Servicing Prior to Closing Date. With respect to the Loans from the date hereof until the Closing Date, Republic Bank shall provide servicing of such Loans that is consistent with the servicing provided with respect to its loans that are not Loans. Further, without the prior written consent of Purchaser (which consent shall not be unreasonably withheld or delayed), Republic Bank shall not (a) except as required by law or the terms of the Loan Documents, release any collateral or any party from any liability on or with respect to any of the Loans; (b) compromise or settle any material claims of any kind or character with respect to the Loans; or (c) amend or waive any of the material terms of any Loan as set forth in the Loan Documents.

7.9 Change of Name, Etc. Immediately after the Closing, Purchaser will (a) change the name and logo on all documents and facilities relating to the Assets and the Liabilities to Purchaser’s or one of its division’s name and logo, (b) notify all persons whose Loans, Deposits or Safe Deposit Agreements are transferred under this Agreement of the consummation of the transactions contemplated by this Agreement, and (c) provide all appropriate notices to the FDIC and any other regulatory authorities required as a result of the consummation of such transactions. Seller shall cooperate with any commercially reasonable request of Purchaser directed to accomplish the removal of Republic Bank’s signage by Purchaser and the installation of Purchaser’s signage by Purchaser at the Branches; provided, however, that (i) all such costs and expenses of removals and all such costs and expenses of installations shall be at the expense of Purchaser, (ii) such removals and installations shall be performed in such a manner that does not unreasonably interfere with the normal business activities and operations of the Branches, (iii) such installed signage shall comply with the applicable Branch Lease and all applicable zoning and permitting laws and regulations, and (iv) such installed signage shall have, if necessary, received the prior approval of the owner or landlord of the facility, and such installed signage shall be covered in such a way as to make Purchaser signage unreadable at all times prior to the Closing, but such cover shall display the name and/or logo of Republic Bank (or of Seller or its other Affiliates) in a manner reasonably acceptable to Seller. Purchaser agrees not to use any forms or other documents bearing Republic Bank or any of its Affiliates’ name or logo after the Closing without the prior written consent of Seller, and, if such consent is given, Purchaser agrees that all such forms or other documents to which such consent relates will be stamped or otherwise marked in such a way that identifies Purchaser as the party using the form or other document. As soon as practicable and, in any event, not more than five (5) nor less than two (2) calendar days prior to the Closing Date, Purchaser will mail new checks reflecting its transit and routing number to customers of the Branches with check writing privileges. Purchaser shall use its reasonable best efforts to cause these customers to begin using such checks and cease using checks bearing Republic Bank’s name.

7.10 Non-Solicitation; No Hire. For a period of two (2) years following the Closing Date, (i) Seller will not (and shall cause its Affiliates not to) solicit (other than general solicitations through newspapers or other media of general circulation not targeted at such employees) any Transferred Employees and (ii) neither party will solicit, and each will cause its Affiliates not to, solicit (other than general solicitations through newspapers or other media of general circulation not targeted at such employees) any employee of the other located in Genesee County with annual compensation (base and bonus) of $50,000 or more and (iii) Seller will not hire any Transferred Employees regardless of any solicitation activities during the period such person is an employee of Purchaser or any of its Affiliates and for six months after such person’s employment with the Purchaser ends.

7.11 Owned Real Property and Branch Leases. Purchaser may, at Purchaser’s option, within forty-five (45) days from the date of this Agreement, undertake such physical inspections and examinations of the Owned Real Property and the facilities subject to Branch Leases (subject to any landlord’s approval or consent as may be required and prior notice to Seller of the date and time of any such inspections and examinations), and the legal title thereto, including such inspections of the buildings thereon, as Purchaser reasonably deems necessary or appropriate, which shall be conducted in a manner and at times so as to not disrupt Seller’s business operations. Seller shall cooperate reasonably with Purchaser and/or its authorized agents or contractors in their evaluation and testing of the Owned Real Property and facilities subject to Branch Leases, including by providing Purchaser and/or its authorized agents or contractors reasonable access to Seller’s knowledgeable employees, as well as pertinent records and documents in Seller’s possession, including any prior Phase I, Phase II, or Baseline Environmental Assessments. The cost of any such inspections and examinations shall be the responsibility of Purchaser. Notwithstanding the foregoing, Purchaser shall not conduct any invasive or Phase II environmental testing on any Owned Real Property or facilities subject to Branch Leases, without the prior written consent of Seller (which consent will not unreasonably be withheld or delayed) and coordinating the scope of such work with Seller or Seller’s consultants, as applicable. If reasonably necessary for proper conduct and completion of on-site sampling for a Phase II assessment, or Baseline Environmental Assessment (BEA) as defined in Michigan law, this time period shall be subject to reasonable extensions, not to exceed sixty (60) days following the expiration of the initial forty-five (45) day period.

(a) If Purchaser shall discover a Material Defect, as defined herein, as a result of Purchaser’s inspections and examinations, Purchaser shall give Seller written notice as soon as possible (but in no event later than the expiration of the 45 day period, or the additional 65 day period if subject to an extension for testing as described above) describing the facts or conditions constituting such Material Defect and the measures which Purchaser reasonably believes are necessary to correct such Material Defect. “Material Defect” shall mean the existence of any of the following:

(i) an Encumbrance on the legal title to the Owned Real Property which materially detracts from the value or marketability of the Owned Real Property,

(ii) any “Recognized Environmental Condition” reported in a Phase I, Phase II, or Baseline Environmental Assessment, as the term “Recognized Environmental Condition” is defined in ASTM Standard 1527-05, or friable asbestos containing material (“ACM”) which has not been properly controlled through the application of engineering controls or an adequate operation and maintenance plan, and which Purchaser reasonably believes, based on the advice of its environmental consultant/contractor, that the amount of expense or liability which Purchaser would be reasonably likely to incur to correct such “Recognized Environmental Condition” or ACM control problem will exceed $35,000 in the case of each affected Owned Real Property or facility subject to Branch Leases, or

(iii) with respect to the buildings, material deficiencies in the plumbing, electrical, HVAC, drive thru air transport system, roof, walls, or foundations impacting the current use of the applicable property or facility the cost of which to repair or correct (other than any costs borne by the applicable lessor) is reasonably likely to equal or exceed $35,000 in the case of each affected Owned Real Property or facility subject to Branch Leases.

Subject to clause (b) below, it is understood and agreed that Seller shall bear the risk and responsibility after the first $35,000 in expense for all costs and expenses relating to the remediation of a Material Defect (in each case with respect to clauses (ii) and (iii) above) at each of the Owned Real Property and facilities subject to Branch Leases, as applicable. All costs and expenses relating to curing a Material Defect relating to clause (i) above shall be fully paid by Seller. With regard to the facilities subject to Branch Leases, Purchaser and Seller understand that conducting the inspections and affecting the cure of a Material Defect, if any, may require the action or the consent of the lessor.

(b) If Seller does not elect to cure any such Material Defect or is unable to cure such Material Defect to Purchaser’s reasonable satisfaction at least ten (10) days prior to the Closing, and Purchaser does not elect to waive such Material Defect, the parties shall negotiate in good faith with a view towards arriving at a mutually acceptable resolution of the issue prior to Closing.

ARTICLE 8

TAXES AND EMPLOYEE BENEFITS

8.1 Proration of Taxes. Except as otherwise agreed to by the parties and as provided in the next sentence, whenever it is necessary to determine the liability for Taxes for a portion of a taxable year or period that begins before and ends after the Closing Date, the determination of the Taxes for the portion of the year or period ending on, and the portion of the year or period beginning after the Closing Date shall be determined by assuming that the taxable year or period ended at 11:59 p.m., Eastern Standard Time, on the Closing Date. With respect to any period beginning on or prior to and ending after the Closing Date (“Straddle Period”), Seller shall be liable for and pay any real, personal and intangible ad valorem Taxes (“Property Taxes”) equal to the amount of such Property Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days in the portion of the Straddle Period ending on or prior to the Closing Date and the denominator of which is the number of days in the entire Straddle Period, and Purchaser shall be liable for and pay any other Property Taxes.

8.2 Sales and Transfer Taxes. All transfer, documentary, use, sales, stamp and conveyance fees (“Transfer Taxes”), including any penalties and interest, incurred in connection with the consummation of the transactions contemplated by this Agreement shall be borne and paid by Seller. Seller will prepare and file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes, and, if required by applicable law, will cause its Affiliates to join in the execution of any such Tax Returns and other documentation. Seller agrees to provide a copy of any and all Tax Returns relating to the Transfer Taxes at least 15 days prior to any required filing date in order to give Purchaser the opportunity to review and comment, if necessary, on such Tax Returns. Purchaser shall pay all title exam, title insurance, and recording fees.

8.3 Assistance and Cooperation. After the Closing Date, each of Seller and Purchaser shall:

(a) Make available to the other and to any taxing authority as reasonably requested all relevant information, records, and documents relating to Taxes with respect to the Assets or income therefrom, the Liabilities or payments in respect thereof, or the operation of the Branches;

(b) Provide timely notice to the other in writing of any pending or proposed Tax audits (with copies of all relevant correspondence received from any taxing authority in connection with any Tax audit or information request) or Tax assessments with respect to the Assets or income therefrom, the Liabilities or payments in respect thereof, or the operation of the Branches for taxable periods for which the other may have a liability under this Article 8; and

(c) The party requesting assistance or cooperation shall bear the other party’s reasonable out-of-pocket expenses in complying with such request to the extent that those expenses are attributable to fees and other costs of unaffiliated third party service providers.

8.4 Transferred Employees.

(a) Offer and Commencement of Employment. On or prior to the date hereof, Seller has delivered to Purchaser Schedule 8.4(a) which lists all Branch Employees, which includes their date of hire, position, current base salary, other wages and their status as full or part-time and active or on leave, as of the most recent practicable date. This Schedule 8.4(a) shall be updated monthly and again as of the Closing. Seller shall provide Purchaser and Branch Employees reasonably sufficient time for face to face interviews during normal business hours, which interviews shall be scheduled so as to not materially disrupt Seller’s business. Purchaser shall, subject to its evaluation and review of the qualifications of candidates and the interview process, offer employment to Branch Employees on the Closing Date upon the terms and conditions described in Section 8.(4)(b) below. No later than 60 days prior to the Closing Date, (i) Purchaser shall communicate the offers of employment consistent with the terms of this Section 8.4 to those Branch Employees to whom it determines to extend an offer and (ii) Purchaser shall provide Seller with a written list of those Branch Employees to whom Purchaser will make an offer of employment and Seller shall be permitted to take such action as is necessary to terminate the Branch Employees not included on such list or transfer their employment within Seller and its affiliates, in both cases effective as of the Closing Date. The Branch Employees who accept such offers of employment shall be “Transferred Employees” for purposes of this Agreement and their employment with Purchaser shall be deemed to commence at 12:01 a.m. after the Closing Date, without regard to whether the Branch Employee is actively at work on the Closing Date in the case of an employee who on the Closing Date is absent from work due to a sick, vacation, jury duty, funeral leave or personal day. Notwithstanding the foregoing, to the extent that a Branch Employee who is offered employment by Purchaser and has accepted Purchaser’s offer is not available to perform services on the Closing Date because on the Closing Date such employee is on disability leave, military leave, leave of absence under the Family Medical Leave Act or other leave of absence approved by Seller (other than a sick, vacation, jury duty, funeral leave or personal day), he or she shall remain an employee of Seller; provided, that Purchaser shall hire such Branch Employee if, effective as of the Closing Date, such Branch Employee is on a leave of absence that is protected by law and such Branch Employee requests to return to work no later than such Branch Employee’s scheduled return date (including any extensions that are approved because such extension would be legally required under applicable law) and is qualified to do so. For purposes of this Agreement, such Branch Employee as described in the preceding sentence shall become a Transferred Employee as of the date active employment with Purchaser commences and, to the extent applicable, references in this Section 8.4 to the “Closing Date” shall relate to the date on which active employment with Purchaser commences. Nothing contained in this Agreement shall be construed as an employment contract between Purchaser and any Branch Employee or Transferred Employee or right of any Branch Employee to receive employment by the Purchaser.

(b) Terms and Conditions of Offer. Any Branch Employee who is offered employment with Purchaser as provided in Section 8.4(a) shall be offered the following terms and conditions:

(i) A rate of base salary at least equivalent to the rate of base salary paid by Republic Bank to such Branch Employee for the 2006 calendar year (which base salary amounts are set forth on Schedule 8.4(b)(i)); provided, however, if such base salary is increased as permitted under Section 7.1(b)(i) of this Agreement, such increased base salary shall replace the base salary set forth on Schedule 8.4(b)(i) for purposes of the offer of employment;

(ii) A position at a work location that is not more than 50 miles from the Branch Employee’s work location on the Business Day prior to the Closing Date and with a status of full or part-time that is the same as that in effect on the Business Day prior to the Closing Date; and

(iii) Employee benefits consistent with Sections 8.4(c), (d) and (e) below.

(c) Benefits following the Closing Date. Effective as of the Closing Date, the Transferred Employees shall be provided employee benefits that are no less favorable than those provided to similarly situated employees of Purchaser working in Michigan branches, except as otherwise specifically provided herein. From and after the Closing Date, Purchaser shall provide each Transferred Employee with credit for such Transferred Employee’s period of service with Seller (including any service credited from predecessors by merger or acquisition to Seller (including, without limitation, Republic Bank)) towards the calculation of eligibility and vesting for such purposes as vacation, severance and other benefits and participation and vesting in Purchaser’s qualified retirement plans, as such plans may exist (but, except with respect to severance and for vacation, not for purposes of benefit accruals). Each Transferred Employee who satisfies the eligibility requirements to participate in the medical, dental, or other welfare plans of Purchaser, as such plans may exist, shall be eligible to participate in such plans on and after the Closing Date, and any pre-existing conditions provisions of such plans shall be waived with respect to any such Transferred Employees; provided, however, that if Purchaser’s applicable health or disability insurance policy or plan has a pre-existing condition limitation and a Transferred Employee’s condition is being excluded as a pre-existing condition under Seller’s applicable plan as of the Closing Date, Purchaser may treat such condition as a pre-existing condition for any remaining period that such condition would have been treated as a pre-existing condition under Seller’s plan.

(d) Severance. Purchaser shall be responsible for all severance obligations arising out of the termination of any Transferred Employee’s employment from and after the Closing Date in accordance with Purchaser’s policies and procedures, with credit for the period of years of credited service with Republic Bank towards the calculation of benefits. Seller shall be responsible for any compensation, severance or other obligation to a Branch Employee who is not a Transferred Employee; except in the limited situation where Purchaser offers a Branch Employee employment in accordance with Section 8.4(a) and the Branch Employee accepts employment and then after such acceptance by the Branch Employee, Purchaser does not hire such Branch

Employee after the Closing, Purchaser agrees to reimburse Seller for the costs of severance, if required, for any notice pay or pay in lieu of notice to the extent required under the Workers Adjustment Retraining Notification Act or any similar state or local statute, payable to such Employee.

(e) Defined Contribution Plan. From and after the Closing Date, Purchaser shall cause a Purchaser tax-qualified retirement plan to accept rollover contributions, in cash, of the “eligible rollover distributions” (within the meaning of Section 402(c)(4) of the Code) of the Transferred Employees from any benefit plan of Seller, Republic or their Affiliates qualified under Section 401(a) of the Code. For purposes of this Section 8.4(e), the term “eligible rollover distribution” shall include (i) the amount of any unpaid balance of any loan made to a Transferred Employee under the applicable Seller plan and (ii) the promissory note (or other documentation) evidencing such loan.

(f) General. Except as otherwise provided in this Agreement, Seller shall pay, discharge, and be solely responsible for (i) all salary and wages arising out of the employment of the Branch Employees through the Closing Date, and (ii) any employee benefits (including, but not limited to, accrued vacation) arising under Seller’s employee benefit plans and employee programs with respect to the Branch Employee’s employment with Seller prior to the Closing Date. From and after the Closing Date, Purchaser shall pay, discharge, and be solely responsible for, in accordance with the employment terms offered by Purchaser and accepted by a Branch Employee: (i) salary of the Transferred Employees from and after the Closing Date, and (ii) any employee benefits arising under Purchaser’s employee benefit plans and employee programs with respect to the Transferred Employee’s employment with Purchaser from and after the Closing Date. For purposes of this Agreement, the following claims shall be deemed to be incurred as follows: (i) life, accidental death and dismemberment and business travel accident insurance benefits, upon the death or accident giving rise to such benefits; (ii) health, dental, vision and/or prescription drug benefits, on the date such services, materials or supplies were provided; and (iii) long-term disability benefits and workers’ compensation, on the eligibility date determined by the long-term disability carrier and workers’ compensation administrator, as applicable.

ARTICLE 9

CONDITIONS TO CLOSING

9.1 Conditions to Obligations of Purchaser. Unless waived in writing by Purchaser, the obligation of Purchaser to consummate the P&A Transaction is conditioned upon satisfaction of each of the following conditions:

(a) Regulatory Approvals. The Regulatory Approvals shall have been made or obtained and shall remain in full force and effect,

and all waiting periods thereunder applicable to the consummation of the P&A Transaction shall have expired or been terminated.

(b) Orders. No court or governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) (any of the foregoing, an “Order”) which is in effect and which prohibits or makes illegal the consummation of the P&A Transaction.

(c) Representations and Warranties; Covenants. The representations and warranties of Seller contained in this Agreement shall be true in all respects as of the Closing Date (except that representations and warranties as of a specified date need be true and correct only as of such date); provided, however, that for purposes of determining the satisfaction of the condition set forth in this Section 9.1(c), such representations and warranties shall be deemed to be so true and correct if the failure or failures of such representations and warranties to be true and correct (such representations and warranties to be read for this purpose without reference to any qualification set forth therein relating to “materiality” or “Material Adverse Effect”) do not constitute or give rise to, individually or in the aggregate, a Material Adverse Effect with respect to Seller. Purchaser shall have received at Closing a certificate to that effect dated as of such Closing Date and executed by the Chief Executive Officer, Chief Financial Officer, President or any Executive Vice President of Seller authorized by the applicable board of directors. The covenants and agreements of Seller to be performed on or prior to the Closing Date shall have been duly and timely performed in all material respects. Section 7.4 shall be fully performed by Seller. Purchaser shall have received at Closing a certificate to that effect dated as of such Closing Date and executed by the Chief Executive Officer, Chief Financial Officer, President or any Executive Vice President of Seller authorized by the applicable board of directors.

(d) Receipt of Seller Closing Deliverables. Seller shall have complied with and provided to Purchaser at Closing all of the deliverables set forth in Section 3.5 of the Agreement.

(e) Consummation of the Merger. Citizens and Republic shall have completed the Merger.

9.2 Conditions to Obligations of Seller. Unless waived in writing by Seller, the obligation of Seller to consummate the P&A Transaction is conditioned upon satisfaction of each of the following conditions:

(a) Regulatory Approvals. The Regulatory Approvals shall have been made or obtained and shall remain in full force and effect, and all waiting periods thereunder applicable to the consummation of the P&A Transaction shall have expired or been terminated.

(b) Orders. No Order shall be in effect that prohibits or makes illegal the consummation of the P&A Transaction.

(c) Representations and Warranties; Covenants. The representations and warranties of Purchaser contained in this Agreement shall be true in all respects as of the Closing Date (except that representations and warranties as of a specific date need be true in all material respects only as of such date); provided, however, that for purposes of determining the satisfaction of the condition set forth in this Section 9.2(c), such representations and warranties shall be deemed to be so true and correct if the failure or failures of such representations and warranties to be true and correct (such representations and warranties to be read for this purpose without reference to any qualification set forth therein relating to “materiality” or “Material Adverse Effect”) do not constitute or give rise to, individually or in the aggregate, a Material Adverse Effect with respect to Purchaser. Seller shall have received at Closing a certificate to that effect dated as of such Closing Date and executed by the Chief Executive Officer, Chief Financial Officer, President or any Executive Vice President of Purchaser authorized by the board of Purchaser. The covenants and agreements of Purchaser to be performed on or prior to the Closing Date shall have been duly and timely performed in all material respects. Seller shall have received at Closing a certificate to that effect dated as of such Closing Date and executed by the Chief Executive Officer, Chief Financial Officer, President or any Executive Vice President of Purchaser authorized by the board of Purchaser.

(d) Receipt of Purchaser Closing Deliverables. Purchaser shall have complied with and provided to Seller at Closing all of the deliverables set forth in Section 3.6 of the Agreement.

(e) Consummation of the Merger. The Merger shall have been consummated in accordance with the terms of the Merger Agreement.

ARTICLE 10

TERMINATION

10.1 Termination. This Agreement may be terminated at any time prior to the Closing Date:

(a) By the mutual written agreement of Purchaser and Seller;

(b) By Seller or Purchaser, in the event of a breach by the other of any representation, warranty or agreement contained herein which is not cured or cannot be cured within thirty (30) calendar days after written notice of such termination has been delivered to the breaching party and which would, if occurring or continuing on the Closing Date, permit the terminating party not to consummate the P&A Transaction under the standard set forth in Section 9.1(c) or 9.2(c), as applicable;

(c) By Seller or Purchaser, in the event the Closing has not occurred within one hundred eight (180) days following the Merger, unless the failure to so consummate is due to a breach of this Agreement by the party seeking to terminate;

(d) By Seller or Purchaser if the Merger Agreement shall have been terminated pursuant thereto and the Merger abandoned; or

(e) By either Seller or Purchaser, if any governmental agencies or authorities that must grant a Regulatory Approval has denied approval of the P&A Transaction and such denial has become final and nonappealable or any governmental agency or authority of competent jurisdiction shall have issued a final and nonappealable order permanently enjoining or otherwise prohibiting the consummation of the P&A Transaction.

10.2 Effect of Termination.

(a) Citizens agrees to pay Purchaser a fee in immediately available funds (in recognition of the fees and expenses incurred to date by Purchaser in connection with the matters contemplated hereby) of $200,000, plus any actual fees and expenses incurred by Purchaser above $200,000 (collectively the “Termination Fee”), if this Agreement is terminated pursuant to Section 10.1(d). The Termination Fee shall be paid promptly by Citizens, but in no event later than two (2) Business Days after termination of this Agreement pursuant to Section 10.1(d). Citizens hereby acknowledges that the agreements contained in this Section 10.2(a) are an integral part of the transactions contemplated by this Agreement and that, without such agreements, Purchaser would not enter into this Agreement. In the event that Citizens fails to pay when due any amount payable under this Section 10.2(a), then (i) Citizens shall reimburse Purchaser for all costs and expenses (including disbursements and reasonable fees of counsel) incurred in connection with the collection of such overdue amount, and (ii) Citizens shall pay to Purchaser interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid in full) at a rate per annum equal to the prime rate in effect on the date such overdue amount was originally required to be paid.

(b) In the event of termination of this Agreement and abandonment of the transactions contemplated hereby pursuant to Section 10.1, no party hereto (or any of its directors, officers, employees, agents or Affiliates) shall have any liability or further obligation to any other party, except as provided in Section 7.2(b) and Section 10.2(a) and except that nothing herein will relieve any party from liability at law or in equity for any willful breach of this Agreement and neither Seller nor Purchaser shall be relieved or released from any liabilities or damages arising out of any willful breach of this Agreement.

ARTICLE 11

INDEMNIFICATION

11.1 Indemnification. (a) Subject to Sections 11.2 and 12.1, Seller shall indemnify, defend and hold harmless Purchaser and any person or entity directly or indirectly controlling or controlled by Purchaser and their respective directors, officers, employees, consultants and agents and successors from and against any and all Losses incurred as a result of any of the following:

(i) any breach of any representation or warranty made by Seller in this Agreement;

(ii) any material breach of any covenant or agreement to be performed by Seller pursuant to this Agreement;

(iii) any claim, penalty, legal action or administrative proceeding based upon any action taken or omitted to be taken by Seller in violation of applicable law in connection with the operation of the Branches, the Real Property, the Assets or the Liabilities;

(iv) any liability, obligation or duty of Seller or its Affiliates other then those contemplated in the foregoing clauses (i) to (iii) that is not a Liability; or

(v) the Excluded Liabilities.

(b) Subject to Section 12.1, Purchaser shall indemnify and hold harmless Seller and any person directly or indirectly controlling or controlled by Seller from and against any and all Losses actually incurred as a result of any of the following:

(i) any breach of any representation or warranty made by Purchaser in this Agreement;

(ii) any material breach of any covenant or agreement to be performed by Purchaser pursuant to this Agreement;

(iii) any claim, penalty, legal action or administrative proceeding based upon any action taken or omitted to be taken by Purchaser on or after the Closing Date relating to the operation of the Branches, the Real Property or the Assets after the Closing Date; or

(iv) the Liabilities.

(c) As soon as practicable after obtaining knowledge thereof, an indemnified person as provided in this Section shall promptly notify the indemnifying party of an assertion against, discovery of or existence of any claim, demand, potential liability, the commencement of any action or proceeding for which the indemnified person believes gives rise indemnification (including the commencement of an audit, administrative investigation, arbitration, mediation or type of judicial or quasi- judicial proceeding by any governmental authority); provided, however, that in no event shall notice of claim for indemnification under this Agreement shall be given later than the expiration of two (2) years from the Closing Date (excluding only claims for indemnification under Sections 11.1(a)(iii), 11.1(a)(iv), 11.1(a)(v), 11.1(b)(iii) and 11.1(b)(iv), which may be given at any time prior to the date that is two (2) years following the date on which such party acquired actual knowledge of such matter and any claim or obligation and Section 11.1(a)(i) as it relates to Section 5.13, which shall survive for the applicable statute of limitations). The indemnifying party’s obligation to indemnify under this Section for Losses of an indemnified party shall expire if no notice is received prior to the expiration of such notice period, however, if notice is received prior to the expiration of the period, then the indemnification obligations so noticed will continue. The indemnified party shall advise the indemnifying party of the facts relating to such assertion within the knowledge of the indemnified party, and the indemnifying party shall have the obligation to assume and fully defend against any and all such claims subject to the terms and conditions hereof. Counsel selected by the indemnifying party (and consented to by the indemnified party, which consent shall not be unreasonably withheld or delayed) to defend any such claim shall be a nationally or regionally recognized law firm with the experience and resources to defend the indemnified party against any such claim in any such proceeding. In any such action or proceeding, the indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at its own expense unless (i) the indemnifying party and the indemnified party mutually agree to the retention of such counsel; (ii) the Indemnifying party fails to meet its obligation to assume the defense of a suit, action or proceeding or to indemnify Purchaser for Losses under this Article 11; or (iii) the named parties to any such suit, action, or proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party, and in the reasonable judgment of the indemnified party, representation of the indemnifying party and counsel to the indemnified party by the same counsel would be inadvisable due to actual or potential differing defenses or conflicts of interests between them (provided that in no event shall the indemnifying party be responsible for the fees and expenses of more than one firm of counsel for all indemnified parties, other than local counsel).

(d) No party shall settle or compromise any claim, action, proceeding or liability subject to indemnification under this Section without the prior written consent of the other party (which shall not be unreasonably withheld or delayed), except that the indemnifying party shall not require consent to settle or compromise any claim, action, proceeding or liability that (i)

releases the indemnified party from all liabilities and obligations with respect to such claim, (ii) is borne entirely by the indemnifying party, (iii) does not impose injunctive or other non-monetary equitable relief against the indemnified party and (iv) would not subject the indemnified party or its Affiliates to any further liability or claim or any Loss.

(e) Notwithstanding anything to the contrary contained in this Agreement, an indemnifying party shall not be liable under this Section 11.1 (other than in respect of Sections 11.1(a)(iii), 11.1(a)(iv), 11.1(a)(v), 11.1(b)(iii) and 11.1(b)(iv)) for any Losses sustained by the indemnified party unless and until the aggregate amount of all indemnifiable Losses sustained by the indemnified party shall equal or exceed $50,000 (“Indemnity Threshold”), in which event the indemnifying party shall provide indemnification hereunder in respect of all such indemnifiable Losses in excess thereof; provided, however, that the aggregate amount of indemnification payments payable pursuant to this Section 11.1 (other than in respect of Section 11.1(a)(i) as it relates to Section 5.13, Sections 11.1(a)(iii), 11.1(a)(iv), 11.1(a)(v), 11.1(b)(iii) and 11.1(b)(iv)) shall not exceed thirty-five percent of the dollar amount of the deposit premium to be paid pursuant to Section 2.3(a).

(f) Seller and Purchaser agree to treat any indemnity payment made pursuant to this Article 11 as an adjustment to the Purchase Price for federal, state and local income Tax purposes.

11.2 Exclusivity. After the Closing, except as expressly set forth in Sections 2.5, 4.9, 7.11(b)(ii), 8.2 and 8.4, and except in the case of common law fraud or willful misconduct relating to the entry into this Agreement, Article 11 will provide the exclusive remedy for any misrepresentation, breach of warranty, covenant or other agreement or other claim arising out of this Agreement or the transactions contemplated hereby; provided that it is understood and agreed that the foregoing shall not prevent a party from obtaining specific performance, injunctive relief or any other available non-monetary equitable remedy or from enforcement of the other party’s payment and performance obligations under this Article 11.

ARTICLE 12

MISCELLANEOUS

12.1 Survival. (a) Except as expressly set forth herein, the parties’ respective representations and warranties contained in this Agreement shall survive until the two (2) year anniversary of the Closing Date, and thereafter neither party may claim any damage or Loss for breach thereof, provided however, the representation and warranty set forth in Section 5.13 shall survive until the expiration of the applicable statute of limitations. The agreements and covenants contained in this Agreement shall not survive the Closing except to the extent expressly set forth herein.

(b) No claim based on any breach of any representation or warranty shall be valid or made, unless notice with respect thereto is given to the indemnifying party in accordance with this Agreement on or before the date specified in Section 11.1(c).

12.2 Assignment. Neither this Agreement nor any of the rights, interests or obligations of either party hereunder may be assigned by either party hereto without the prior written consent of the other party, and any purported assignment in contravention of this Section 12.2 shall be void.

12.3 Binding Effect. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

12.4 Public Notice. Prior to the Closing Date, neither Purchaser nor Seller shall directly or indirectly make or cause to be made any press release for general circulation, public announcement or disclosure or issue any notice or general communication to employees with respect to any of the transactions contemplated hereby without the prior written consent of the other party (which consent shall not be unreasonably withheld or delayed). Purchaser and Seller each agree that, without the other party’s prior written consent, it shall not release or disclose any of the terms or conditions of the transactions contemplated herein to any other person. Notwithstanding the foregoing, each party may make such public disclosure as, upon advice of its counsel and with as much prior notice to the other party as reasonably practicable, may be required by law or as necessary to obtain the Regulatory Approvals or to comply with the federal securities laws.

12.5 Notices. All notices, requests, demands, consents and other communications given or required to be given under this Agreement and under the related documents shall be in writing and delivered to the applicable party at the address indicated below:

If to Seller: Citizens Banking Corporation

328 S. Saginaw Street

Flint, Michigan 48502

Attention: Thomas W. Gallagher

Facsimile: (810) 768-4725

With a copy to:        Wachtell, Lipton, Rosen & Katz

51 W. 52nd Street

New York, NY 10019

Attention: Nicholas G. Demmo, Esq.

Facsimile: (212) 403-2000

If to Purchaser:

First Place Bank

185 East Market Street

Warren, Ohio 44481

Attention: Steven R. Lewis

Facsimile: (330) 394-8719

With a copy to:

First Place Bank

185 East Market Street

Warren, Ohio 44481

Attention: Legal Department

Facsimile: (330) 394-8719

Patton Boggs LLP

2550 M Street, NW

Washington, DC 20037

Attention: Joseph G. Passaic, Jr.

Facsimile: (202) 457-6315

or, as to each party at such other address as shall be designated by such party in a written notice to the other party complying as to delivery with the terms of this Section. Any notices shall be in writing, including telegraphic or facsimile communication, and may be sent by registered or certified mail, return receipt requested, postage prepaid, or by fax, or by overnight delivery service. Notice shall be effective upon actual receipt thereof.

12.6 Parent Financial Corporation Obligation. Parent, as the ultimate parent of Purchaser, by its signature hereto irrevocably and unconditionally guarantees the performance of Purchaser of its obligations under the terms of this Agreement. Provided any such action is permitted under the Agreement, Parent waives presentment, demand, protest, notice of acceptance, notice of obligations incurred and all other notices of any kind, all legal or equitable defenses which may be available by virtue of any change in the time, manner or place of Purchaser’s performance, any right to require the marshalling of assets, and all suretyship defenses generally. Parent represents that it has the corporate authority to undertake its obligations hereunder, and the execution and delivery of this Agreement has been duly authorized by all necessary corporate action by Parent. Upon execution and delivery by Seller, Parent’s obligations hereunder will constitute valid and binding obligations of Parent, enforceable in accordance with its terms subject to bankruptcy, insolvency and other similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles. This Section 12.6 shall be binding upon Parent’s successors and permitted assigns.

12.7 Expenses. Except as expressly provided otherwise in this Agreement, each party shall bear any and all costs and expenses which it incurs, or which may be incurred on its behalf, in connection with the preparation of this Agreement and consummation of the transactions described herein, and the expenses, fees, and costs necessary for any approvals of the appropriate regulatory authorities.

12.8 Governing Law. This Agreement shall be governed by and interpreted in accordance with the laws of the State of Michigan and applicable federal laws of the U.S.

12.9 Entire Agreement; Amendment. (a) This Agreement contains the entire understanding of and all agreements between the parties hereto with respect to the subject matter hereof and supersedes any prior or contemporaneous agreement or understanding, oral or written, pertaining to any such matters which agreements or understandings shall be of no force or effect for any purpose; provided, however, that the terms of any confidentiality agreement between the parties hereto previously entered into, to the extent not inconsistent with any provisions of this Agreement, shall continue to apply.

(b) This Agreement may not be amended or supplemented in any manner except by mutual agreement of the parties and as set forth in a writing signed by the parties hereto or their respective successors in interest. The waiver of any beach of any provision under this Agreement by any party shall not be deemed to be waiver of any preceding or subsequent breach under this Agreement. No such waiver shall be effective unless in writing.

12.10 Third Party Beneficiaries. Except as expressly provided in Section 11.1, this Agreement shall not benefit or create any right or cause of action in or on behalf of any person other than Seller and Purchaser.

12.11 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

12.12 Headings. The headings used in this Agreement are inserted for purposes of convenience of reference only and shall not limit or define the meaning of any provisions of this Agreement.

12.13 Severability. If any provision of this Agreement, as applied to any party or circumstance, shall be judged by a court of competent jurisdiction to be void, invalid or unenforceable, the same shall in no way effect any other provision of this Agreement, the application of any such provision and any other circumstances or the validity or enforceability of the other provisions of this Agreement.

12.14 Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, and, accordingly, that the parties shall be entitled to an injunction or injunctions to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the P&A Transaction, subject to the terms and conditions of this Agreement).

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized officers as of the date and year first above written.

CITIZENS BANKING CORPORATION

By:	/s/ THOMAS W. GALLAGHER
	Name:	Thomas W. Gallagher
	Title:	General Counsel

REPUBLIC BANK

By:	/s/ THOMAS F. MENACHER
	Name:	Thomas F. Menacher
	Title:	Secretary to the Board

FIRST PLACE BANK

By:	/s/ STEVEN R. LEWIS
	Name:	Steven R. Lewis
	Title:	Chief Executive Officer

FIRST FINANCIAL CORP.
(signing for purposes of Section 12.6 only)

By:	/s/ STEVEN R. LEWIS
	Name:	Steven R. Lewis
	Title:	President & Chief Executive Officer